U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB

                      Registration Statement on Form 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


                            NATIONAL AIR CORPORATION
           (Name of Small Business Issuer as specified in its charter)



                   NEVADA                         87-0565948
                   ------                          ---------
        (State or other jurisdiction of         (I.R.S. Employer
         incorporation or organization)             ID. No.)


                                       n/a
                                     -------
                                 (SEC File No.)


                         5525 South 900 East, Suite 110
                           Salt Lake City, Utah 84117
                           ---------------------------
                     (Address of Principal Executive Office)


         Issuer's Telephone Number, including Area Code: (801) 262-8844


 Securities registered pursuant to Section 12(b) of the Exchange Act:    None

 Securities registered pursuant to Section 12(g) of the Exchange Act:
                              $0.001 par value common stock
                     ---------------------------------------
                                 Title of Class


DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.


                                     PART I

Item 1.  Description of Business.


Business Development.


     National Air Corporation (the "Company") was organized under the laws of the State of Nevada on January 9, 1985. The Company was incorporated to engage in any lawful activity.

     The Company was initially authorized to issue a total of 20,000,000 shares of common stock having a par value of one mill ($0.001) per share, with fully-paid stock not to be liable for further call or assessment. Copies of the Company's initial Articles of Incorporation and Bylaws are attached as exhibits to this Registration Statement and are incorporated herein by this reference. See the Exhibit Index, Part III.

     Following the Company's inception, the Board of Directors authorized the issuance of 100,000 "unregistered" and "restricted" shares of its common stock to directors, executive officers and persons who may be deemed to have been promoters or founders of the Company for the total consideration of $1,000.

     Commencing in February, 1985, and pursuant to an exemption provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended (the "1933 Act"), and the securities laws of the State of Nevada, the Company publicly offered and sold an aggregate total of 2,000,000 Units to public investors who were residents of the State of Nevada, at a price of 2 1/2 cents ($0.025) per Unit, each unit consisting of one share of the Company's common stock par value $.001 per share and one common share purchase warrant. The offering was subsequently completed, with the Company receiving aggregate gross proceeds of $50,000, before payment of legal, accounting and printing expenses. None of the warrants were exercised and are now void due to their expiration six months after the offering, as outlined in the terms under the Offering Circular. A copy of the Company's original Offering Circular is attached as an exhibit to this Registration Statement and is incorporated herein by this reference. See the
Exhibit Index, Part III.

     On September 26, 1985, the Company filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation, which (i) changed Article IV of the Articles of Incorporation to read as; "IV. AUTHORIZATION OF CAPITAL STOCK: The amount of the total authorized capital stock of the Corporation shall be Three Hundred and Seventy Thousand Dollars ($370,000.00) consisting of Twenty Million (20,000,000) shares of common stock with a par value of one tenth of one cent ($0.001) per share; one million (1,000,000) shares of Class A Preferred Stock with a par value of twenty five cents ($0.25) per share each with designations, preferences, limitations and relative rights described below and one million (1,000,000) Class B Preferred Stock with a par value of ten cents ($0.10) per share each with designations, preferences, limitations and relative rights described below. All shares of common stock have identical rights and privileges in every respect." All rights and preferences assigned to the preferred shares are outlined under the caption "Description of Securities", Part I, Item 8, herein. A copy of the Amendment of the Articles of Incorporation is attached as an exhibit to this Registration Statement and is incorporated herein by this reference. See the Exhibit Index,
Part III.

     From 1985 to approximately 1992 the Company engaged in the business of leasing and/or chartering of aircraft to provide air transportation services. These operations were unsuccessful and the Company ceased all activities in 1992. Due to the substantial lapse of time since the occurrence of these events, management does not anticipate that they will have any adverse impact on any future operations in which the Company may engage.

     On April 25, 1995, the Board of Directors resolved to issue 750,000 shares of "unregistered" and "restricted" common stock to the current officers and directors. Accordingly, Jeff D. Jenson, President and Director; Jason R. Lewis, Vice President and Director; and Wendy Moler-Lewis, Secretary / Treasurer and Director; were each issued 250,000 shares of "unregistered" and "restricted" common stock.

     On July 14, 1996, the Board of Directors of the Company unanimously resolved to opt out of the provisions of Sections 78.378 to 78.3793, Nevada
Revised Statutes, which relates to "control share acquisitions" (the "Acquisitions Act").

     Sections 78.378 to 78.3793, Nevada Revised Statutes, which apply only to certain types of publicly-held corporations, provide that "control shares" acquired under certain circumstances shall have the same voting rights as they had before the acquisition only to the extent that the stockholders of the corporation have approved such rights. The Nevada Revised Statutes also give dissenter's rights to the stockholders in the event that full voting rights are accorded to shares acquired in a "control share acquisition" and the acquiring person has acquired "control shares" with at least a majority of all voting power. Sections 78.738 to 78.3793 permit a corporation's articles of incorporation or bylaws to provide for an exemption from the Acquisitions Act. The net effect of the Company's exemption from the Acquisitions Act is to remove the need for stockholder approval of acquisitions of controlling interests in the Company. The Company will still be subject to the provisions of Regulation 14A of the Securities and Exchange Commission, regarding proxy solicitations. However, these provisions deal with the nature and extent of disclosure required when a matter is to be voted on, but not whether a matter is to be voted on; accordingly, Regulation 14A in no way negates the effect of the exemption from the Acquisitions Act. See the heading "Need for any Governmental Approval of Principal Products or Services" under the caption "Business," herein.

     Acting without a meeting, pursuant to Section 78.207(4) of the Nevada Revised Statutes, on July 14, 1996, the Board of Directors of the Company unanimously resolved: (i) to effect a 1 share for 20 reverse split of the Company's 6,750,000 then-outstanding shares of common stock, effective as of the close of business, on July 31, 1996, retaining the authorized capital at 20,000,000 shares and the par value at one mill ($0.001) per share, with appropriate adjustments being made in the additional paid in capital and stated capital accounts of the Company and with fractional shares to be rounded to the nearest whole share. All shares referred to herein after this point reflect the aforementioned reverse split. No change was made to the authorized number of shares of preferred stock or the par value thereof.

     On October 26, 1996, The Board of Directors, resolved to issue 400,000 post-split "unregistered" and "restricted" shares of the Company's common stock to Jenson Services, Inc., consultant to the Company, in consideration of the sum of $2,557.25. These funds were used by Jenson Services to pay costs associated with legal fees and accounting costs, on behalf of the Company. Following the issuance of the aforementioned shares, 737,505 post-split shares of common stock are currently outstanding.

Business.
---------

     The Company has had no business operations since approximately 1992. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, the Company is essentially a "blank check" company. Because the Company has no assets, conducts no business and has no employees, management anticipates that any such acquisition would require the Company to issue shares of its common stock as the sole consideration for the acquisition. This may result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such acquisition; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, the Company's Articles of Incorporation or Bylaws, or contract. Even if stockholder approval is sought, Jeff D. Jenson, who is a director and the President of the Company, beneficially owns approximately fifty-six percent (56%) of the outstanding shares of common stock of the Company, and could approve any acquisition, reorganization or merger he deemed acceptable. The Company makes no assurance that any future enterprise will be profitable or successful.

     The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that because of its total lack of resources, the number of suitable potential business ventures which may be available to it will be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution public investors will suffer to the benefit of the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80 and 95 percent of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

     Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly analyze without referring to any objective criteria.

     Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

     Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, since the Company has no current assets or cash reserves, these activities may be limited, and if undertaken, the cost and expense thereof will be advanced by management, and may further dilute the interest of the stockholders of the Company.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals. See the caption "Conflicts of Interest; Related Party Transactions," below.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Although it currently has no plans to do so, depending on the nature and extent of services rendered, the Company may compensate members of management in the future for services that they may perform for the Company. Because the Company currently has no resources, and is unlikely to have any resources until it has completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of the Company's stock to these persons; this would have the effect of further diluting the holdings of the Company's other stockholders.

     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. Such fees may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such
individuals.   See  the  caption   "Conflicts   of   Interest;   Related   Party
Transactions."

Involvement in Other "Blank Check" Companies.
---------------------------------------------

     Jeff Jenson, President and Director. Other than the Company, Mr. Jenson was appointed in February 1997 as President and Director of United States Mining and Exploration, a Utah Corpoation, in which capacity he presently serves. United States Mining and Exploration may be deemed to be a "blank check company". In addition, Mr. Jenson was an interim Officer and Director of Blackwater, Inc., a Nevada Corporation, from March 1993 until his resignation was accepted by the Board of Directors in August of 1994. At that time, Blackwater, Inc. may have been deemed to be a "blank check" company. In addition, Mr. Jenson was an interim Officer and Director of Westcott Financial Corporation, a Delaware Corporation, from November of 1993 until his resignation was accepted by the Board of Directors in April of 1995. At that time, Westcott Financial Corporation may have been deemed to be a "blank check" company. Mr. Jenson was also an interim Officer and Director of Onasco, Inc., a Utah Corporation, from June of 1994 until his resignation was accepted by the Board of Directors in May of 1995. At that time, Onasco, Inc. may have been deemed to be a "blank check" company. Mr. Jenson was an interim Officer and Director of Opell, Inc., a Nevada Corporation, from November 1994 until his resignation was accepted by the Board of Directors in October of 1996. At that time, Opell, Inc. may have been deemed to be a "blank check" company. Mr. Jenson was an interim Officer and Director of Summa Vest, Inc., a Utah Corporation, from December 1994 until his resignation was accepted by the Board of Directors in December of 1996. At that time, Summa Vest, Inc. may have been deemed to be a "blank check" company. Other than the aforementioned, Mr. Jenson has been neither an Officer, Director or affiliate of any "blank check" company in the past 10 years.

     Nick Lovato, Vice President and Director. Other than the Company, Mr. Lovato was an interim Officer and Director of Sun Tech Enterprises, a Nevada Corporation, from May 4, 1996 until his resignation was accepted by the Board of Directors on May 15, 1996. At that time, Sun Tech Enterprises may have been deemed to be a "blank check" company. In addition, Mr. Lovato is currently a Director of North American Sign Corporation. At this time, North American Sign Corporation may be deemed to be a "blank check" company. Other than the aforementioned, Mr. Lovato has been neither an Officer, Director or affiliate of any "blank check" companies in the past 10 years.

     Kirsten Lovato, Secretary, Treasurer and Director. Other than the Company, Mrs. Lovato was an interim Officer and Director of Sun Tech Enterprises, a Nevada Corporation, from May 4, 1996 until her resignation was accepted by the Board of Directors on May 15, 1996. At that time, Sun Tech Enterprises may have been deemed to be a "blank check" company. Other than the aforementioned, Mrs. Lovato was neither an Officer, Director or affiliate of any "blank check" companies in the past 10 years.


Risk Factors.
-------------

     The Company's auditor, Mantyla, McReynolds & Associates, has included a "going concern" paragraph in the Company's audited financials for the year ending December 31, 1996. The auditor states: "The accompanying financial statements have been prepared assuming that National Air Corporation will continue as a going concern. As discussed in note 2 to the financial statements, the Company has accumulated losses from operations, has no assets, and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty." See the Index to Financial Statements, Part F/S herein.

     In any business venture, there are substantial risks specific to the particular enterprise and which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below and in the initial Offering Circular of the Company, a copy of which is attached as an exhibit to this Registration Statement on Form 10-SB. See the Exhibit Index, Part III.

     No Assets; No Source of Revenue. The Company has no assets and has had no revenue in either of its two most recent calendar years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

     Discretionary Use of Proceeds; "Blank Check" Company. Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply substantially all of the proceeds that it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any allocation of such proceeds will allow it to achieve its business objectives.

     Absence of Substantive Disclosure Relating to Prospective Acquisitions. Because the Company has not yet identified any assets, property or business that it may potentially acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether or not to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

     Unspecified Industry and Acquired Business; Unascertainable Risks. To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may invest. To the extent that the Company may acquire a business in a highly risky industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

     Uncertain Structure of Acquisition. Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I, Item 2 of this Registration Statement.

     State Restrictions on "Blank Check" Companies. A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See Paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. The Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities.

     By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington), some of which are included in the group of 36 states mentioned above, place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

     In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Securities and Exchange Commission. All states (with the exception of Alabama, Delaware, Florida, Hawaii, Illinois, Minnesota, Nebraska and New York) have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR despite its status as a "blank check" or "blind pool" company. The National Securities Markets Improvement Act of 1996 provides an exemptin from state regulation of offerings of "covered securities". "Covered Securities" include, among other things, transactions by persons other than issuers, underwriters or dealers, and certain transactions by dealers, in securities of issuers that file reports with the Securities and Exchange
Commission pursuant to Section 13 or 15(d) of the Exchange Act. Upon the effectiveness of this Registration Statement, the Company will be subject to the reporting requirements of Section 13 of the Exchange Act, and management believes that such transactions will be exempt from state regulation, with the possible exception of certain notice filings and payment of fees.

     The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell shares of the Company's common stock in virtually every jurisdiction in the United States.

     Management to Devote Insignificant Time to Activities of the Company. Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

     Conflicts of Interest; Related Party Transactions. Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions.

     Voting Control. Due to his beneficial ownership of a majority of the shares of the Company's outstanding common stock, Jeff D. Jenson has the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders.

     No Market for Common Stock; No Market for Shares. The Company's common stock is not currently listed on the OTC Bulletin Board of the National Association of Securities Dealers, Inc., (the "NASD"), and has not been listed on the aforementioned market for the previous five years. Therefore, there is currently no "established trading market" for such shares; there can be no assurance that such a market will ever develop or be maintained. Any future market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

     Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) is an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     There has been no "established public market" for the Company's common stock during the past five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. (the "NASD").

     Section 15(g) of the Securities Exchange Act of 1934, as amended,  and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Principal Products and Services.
--------------------------------

     The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activity to be conducted by the Company is to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

     Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

     None; Not applicable.

Competitive Business Conditions.
---------------------------------------

     There are literally thousands of "blank check" companies engaged in endeavors similar to those engaged in by the Company; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of the Company or any other entity in the strata of these endeavors; however, the Company, having no assets and no cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have cash resources and have limited operating histories when compared with the history and past failures of the Company.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
--------------------------------------------------------------------------------

     None; Not applicable.

Dependence on One or a Few Major Customers.
--------------------------------------------------------

     None; Not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements
or Labor Contracts.
--------------------------------------------------------------------------------

     None; Not applicable.

Need for any Governmental Approval of Principal Products or Services.
--------------------------------------------------------------------------------

     On the effectiveness of the Company's Registration Statement on Form 10-SB, the Company will be subject to Regulation 14A regarding proxy solicitations promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Section 14(a) of the 1934 Act requires all companies with securities registered pursuant to Section 12(g) thereof to comply with the rules and regulations of the Securities and Exchange Commission regarding proxy solicitations outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent shall require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Securities and Exchange Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders.

     Management intends to conduct a full evaluation of the worthiness of any business proposal presented to it; nonetheless, it believes this process may provide additional time within which to evaluate any business proposal presented to it, and may eliminate proposals from entities not willing to undergo the public and agency scrutiny involved in providing and filing information required under Regulation 14A. Management recognizes that this filing process may deter other potential business venturers by reason of their inability to predict the timeliness of their potential acquisition, reorganization or merger due to the uncertainty related to the time involved in reviewing Regulation 14A filings by the Securities and Exchange Commission; however, acquisitions or reorganizations not requiring stockholder approval may be completed by management, in its sole discretion, with the submission by management of an Information Statement pursuant to Regulation 14C outlining any remedial proposals attendant to any such acquisition or reorganization, including changing the name of the Company or increasing or decreasing the number of authorized or outstanding shares of the Company's common stock.

     Prior to the completion of any merger or acquisition transaction, costs associated with filings required by the Company under Section 12(g) of the 1934 Act and Regulation 14A of the Securities and Exchange Commission will have to be advanced by management, the Company's principal stockholders or any potential business venturer, and may further dilute the interest of the public stockholders. In the case of a merger requiring prior stockholder approval and the submission of financial statements of the Company and other party or parties to the merger, legal and accounting costs will be significantly higher, even though the adoption, ratification and the approval of any such merger will be virtually assured if recommended by Jeff D. Jenson, the principal stockholder of the Company.

Effect of Existing or Probable Governmental Regulations on Business.
--------------------------------------------------------------------------------

     Since the Company was initially incorporated, federal and state securities laws, rules and regulations have made the participation in or the conducting of an IPO substantially easier for certain small and developmental stage companies, reducing the time constraints previously involved, the legal and accounting costs and the financial periods required to be included in the financial statements. Rule 504 of Regulation D of the Securities and Exchange Commission no longer requires the filing of a Registration Statement with any state or territory as a condition to its use; however, this Rule is no longer available to "blank check" companies. Accordingly, because the Company is presently deemed to be a "blank check" company, this method of raising funds is foreclosed to it. Rule 504 is also not available to "reporting issuers," which the Company will become on the effectiveness of this Registration Statement.

     The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.

     A number of state securities commissions have adopted the use of Form U-7 for SCOR, which also substantially simplifies the registration process for IPO's; Form U-7 is primarily used in connection with offerings conducted pursuant to Rule 504 of the Securities and Exchange Commission, but is not limited to this use. To the extent that Rule 504 and the use of SCOR are unavailable to the Company due to its status as a "blank check" company, the use of Form U-7 will also be unavailable in this regard.

     The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc., ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability for the small business issuer to these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like the Company, and may make the use of these companies obsolete.

Research and Development.
---------------------------------

     None; Not applicable.

Cost and Effects of Compliance with Environmental Laws.
---------------------------------------------------------------------

     None; Not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.

Number of Employees.
--------------------------

     None; Not Applicable.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
--------------------------------------------------------------------------------

Plan of Operation.
---------------------

     The Company has not engaged in any material operations or had any revenues from operations during the last four calendar years. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such acquisition.

     During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration Statement, the Company has not begun seeking any acquisition.

     Because the Company is not currently making any offering of its securities, and does not anticipate making any such offering in the foreseeable future, management does not believe that Rule 419 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, concerning offerings by blank check companies, will have any effect on the Company or any activities in which it may engage in the foreseeable future.

Item 3.  Description of Property.
-------------------------------------

     The Company has no assets, property or business; its principal executive office address and telephone number are the business office address and telephone number of its President, Director, and principal shareholder, Jeff D. Jenson, and are provided at no cost. Because the Company has no business, its activities have been limited to keeping itself in good standing in the State of Nevada and, recently, with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Mr. Jenson of providing the use of his office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
--------------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.

     The following table sets forth the shareholdings of those persons who own more than five percent of the Company's common stock as of May 1, 1997:


                                     Number                          Percentage
Name and Address           of Shares Beneficially Owned               of Class
----------------------      -----------------------------------       --------

Michael Caswell                      52,500                              7%
3637 W. Alabama, Ste. 400
Houston, TX   77027

Jenson Services, Inc.*              400,000                             54%
5525 S. 900 E. Suite 110
S.L.C., UT 84117

Jeff D. Jenson                       12,500                             1.6%
5525 S. 900 E. Suite 110
S.L.C., UT 84117

     *Jeff D. Jenson, President and Director may be deemed beneficial owner these shares due to certain business relationships. Mr. Jenson is Vice-President and Director of Jenson Services, Inc.

Security Ownership of Management.
---------------------------------

     The following table sets forth the shareholdings of the Company's directors and executive officers as of May 1, 1997.

                                         Number                         Percentage
Name and Address            of Shares Beneficially Owned  of Class
----------------------            -----------------------------------   ----------


Jeff D. Jenson                       12,500                     1.7%
5525 S. 900 E. #110
S.L.C., UT 84117

Jenson Services, Inc.               400,000                      54%
Jeff D. Jenson*
5525 S. 900 E. #110
S.L.C., UT

Nick Lovato                               0                       0
8667 Snow Mountain  Dr.
Sandy, Utah 84093

Kirsten Lovato                            0                       0
8667 Snow Mountain Dr.
Sandy, Utah 84093

All directors and executive         412,500                      56%
officers as a group (3)

     *Jeff D. Jenson may be considered beneficial owner of these shares due to certain business relationships. Mr. Jenson is Vice President and Director of Jenson Services, Inc.

     See Item 5, Part I, below, for information concerning the offices or other capacities in which the foregoing persons serve with the Company.

Changes in Control.
-------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
--------------------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

     The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders (held in December of each year) or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                                    Date of             Date of
                              Positions             Election or       Termination
Name                          Held                  Designation       or Resignation
-------                       ----------            ---------------   ---------------

Jeff D. Jenson                President             04-19-95             *
5525 S. 900 E. #110           & Director
S.L.C., UT 84117

Nick Lovato                   Vice President        05-04-96             *
8667 S. Snow Mtn. Dr.         & Director
Sandy, UT 84093

Kirsten Lovato                Secretary/            05-04-96             *
8667 S. Snow Mtn. Dr.         Treasurer
Sandy, UT 84093               & Director



     *    These persons presently serve in the capacities indicated.

Business Experience.
------------------------

     Jeff D. Jenson, President and Director. Mr. Jenson graduated form Westminster College of Salt Lake City in September 1992, with degrees in Business Management and Aviation Management. Prior to his graduation, Mr. Jenson was the owner/operator of two small businesses in the Salt Lake area. Mr. Jenson has been employed by Jenson Services from 1991 until present. In March 1993, Mr. Jenson became Vice President and Director of Jenson Services. Jenson Services specializes in the reorganization and recapitalization of public companies and is a consultant to the Company.

     Nick Lovato, Vice-President and director. Mr. Lovato graduated from the University of Utah in June 1992, with a B.A. in Political Science. Prior to his graduation, Mr. Lovato served as an Policy Intern with the United States Senate in Washington DC. From May 1993 to August 1994, Mr. Lovato served as an Loan Officer/Assistant Manager for Transamerica Financial and from August 1994 to July 1995 was an Senior Loan Officer/Assistant Treasurer for American Investment Bank, both companies are located in Salt Lake City, Utah. Currently, Mr. Lovato is a Senior Underwriter for Franklin Capital Corporation, also of Salt Lake.

     Kirsten Lovato, Secretary, Treasurer and Director. Mrs. Lovato graduated from the University of Iowa in 1993 with a B.S. in Dental Hygiene. Mrs. Lovato also attended the University of Utah and Salt Lake Community College. From July 1993 until present, Mrs. Lovato has worked as a dental hygienist in the greater Salt Lake City area.

Significant Employees.
----------------------

     The Company has no employees who are not executive officers, but who are expected to make a significant contribution to the Company's business.

Family Relationships.
---------------------

     Nick Lovato and Kirsten Lovato, Vice-President and Director and Secretary, Treasurer and Director, respectively, are husband and wife. Other than the aforementioned, there are no family relationships among the officers and directors of the Company.

Involvement in Certain Legal Proceedings.
-----------------------------------------

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
---------------------------------------

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                                      SUMMARY COMPENSATION TABLE
                                                                   Long Term Compensation
                                           Annual Compensation                 Payouts
(a)                (b)          (c)       (d)          (e)           (f)       (g)      (h)          (i)
Name and           Years or                             Other      Restricted  Option/  LTIP       All
Principal          Periods    $           $             Annual     Stock       SAR's    Payouts    Other
Position           Ended      Salary      Bonus         Compen-    Awards ($)  (#)        ($)      Compensa-
                   1994,                                sation($)                                  tion
                   1995 &
                   1996

Jeff D. Jenson     12/31/94      0           0         0              0         0         0         0
 President,        12/31/95      0           0         0           12,500*      0         0         0
 Director          12/31/96      0           0         0              0         0         0         0

Nick Lovato        12/31/94      0           0         0              0         0         0         0
 Vice Pres.,       12/31/95      0           0         0              0         0         0         0
 Director          12/31/96      0           0         0              0         0         0         0

Kirsten Lovato     12/31/94      0           0         0              0         0         0         0
 Sec./Treas.,      12/31/95      0           0         0              0         0         0         0
 Director          12/31/96      0           0         0              0         0         0         0


     *Reflects a one for 20 (1:20) reverse split of the Company's common stock effective July 14, 1996. See Part I, Item 1 of this Registration Statement.

     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the calendar years ended December 31, 1996, or 1995, or the period ending on the date of this Registration Statement. Further, no member of the Company's management has been granted any option or stock appreciation right; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

     There are no arrangements pursuant to which any of the Company's directors was compensated during the Company's last completed calendar year for any service provided as director.

     Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
--------------------------------------------------------------------------------

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, on October 26, 1996, the Board of Directors of the Company resolved to issue 400,000 post-split "unregistered" and "restricted" shares of common stock to Jenson Services, Inc., a consultant to the Company, in consideration of $2,557.25 in accounting and other expenses incurred by the Company and settled by Jenson Services, Inc. Jeff D. Jenson, President and Director may be deemed a beneficial owner of these shares due to certain business relationships. Mr. Jenson is Vice-President and Director of Jenson Services, Inc. See Part I, Item 1 and Part II, Item 4 of this Registration Statement.

Certain Business Relationships.
-------------------------------

     Except as stated under the caption "Transactions with Management and Others", above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see Part I, Item 1 of this Registration Statement.

Indebtedness of Management.
---------------------------

     Except as stated under the caption "Transactions with Management and Others", above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see Part I, Item 1 of this Registration Statement.

Parents of the Issuer.
----------------------

     The Company has no parents, except to the extent that Jeff D. Jenson, the principal stockholder, due to beneficial ownership, may be deemed to be a parent of the Company. See Part I, Item 1 of this Registration Statement.

Transactions with Promoters.
----------------------------

     Except as stated under the caption "Transactions with Management and Others, above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest. See Part I, Item 1 and Part II, Item 4 of this Registration Statement.

Item 8.  Description of Securities.
-----------------------------------

     The amount of the total authorized capital stock of the Company is Twenty Million (20,000,000) shares of common stock with a par value of one tenth of one cent ($0.001) per share; one million (1,000,000) shares of Class A Preferred tock with a par value of twenty five cents ($0.25) per share each with designations, preferences, limitations and relative rights, and one million (1,000,000) shares of Class B Preferred Stock with a par value of ten cents ($0.10) per share each with designations, preferences, limitations and relative rights. A summary description of the Class A and Class B Preferred stock is included as follows. For a detailed description of these securities as described in the Certificate of Amendment of Articles of Incorporation of the Company, see
Part III, Item 1, Exhibit 3.2 of this Registration Statement.

     (1)  Liquidation Preference.

          In the event of voluntary or involuntary liquidation of the corporation, the holders of the Class A and Class B Preferred Stock, after payment or provision for payment of debts, but before any distribution of assets to the holders of Common Stock, at the rate of twenty cents ($.20) per share plus cumulated and unpaid dividends thereon to the date fixed for the liquidation. See Part III, Item 1, Exhibit 3.2.

     (2)  Redemption of Class A Preferred Stock

          The Corporation, at the option of the board of directors, upon ten days prior written notice to the holders of the Class A Preferred Stock, may redeem all or any part of the Calass A Preferred Stock outstanding as of the designated date of redemption (10 days after the date of Notice) at a price of $.001 per share. See Part III, Item 1, Exhibit 3.2.

     (3)  Redemption of Class B Preferred Stock.

          The Corporation, at the option of the board of directors, upon each anniversary of the issuance of a share of Class B Preferred Stock may redeem all of the Class B Preferred Stock then outstanding after payment in cash of all cumulated and uppaid dividends up to the date fixed for redemption and subject to additional terms as outlined in the Certificate of Amendment of the Articles of Incorporation. See Part III, Item 1,
     Exhibit 3.2.

     (4)  Voting if Dividends in Arrears.

          If at any time the cumulated and unpaid dividends on the Class B Preferred Stock equal or exceed $.05 a share (two quarterly dividends), the holders of fifty-one percent (51%) of the Class B Preferred Stock will have the right immediately to call a special meeting of the shareholders to elect two directors of the Corporation, subject to approval by a majority of the board of directors. Such voting rights will terminate only when all cumulated and unpaid dividends on the then outstanding shares of Class B Preferred Stock are paid and the full dividends thereon for the then current quartely dividend period are paid. The directors elected by the holders of Class B Preferred Stock may be removed only by vote of such holders so long as their voting rights have not terminated. See Part III,
     Item 1, Exhibit 3.2.

     According to the Company's Transfer Agent, American Registrar and Transfer, there has never been any type of capital stock, either issued or outstanding, other than Common Voting Stock.

     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

    There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

     There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
-------------------------------------------

Market Information.
-----------------------

     The Company's common stock is not currently listed on the OTC Bulletin Board of the NASD or any other recognized securities market. There has been no trading symbol or "established trading market" for shares of the Company's common stock during the first two quarters of 1997, or at any point in 1996 or 1995, and management does not expect any such market to develop unless and until the Company completes an acquisition or merger. In any event, no assurance can be given that any "established trading market" for the Company's common stock will develop or be maintained. If such a market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by Michael Caswell, Jeff D. Jenson or Jenson Services, Inc., may have a substantial adverse impact on any such public market. See the caption "Business" of Part I, Item 1 of this Registration Statement.

     Future sales of any of these securities or any securities of the Company issued in any acquisition, reorganization or merger may have a future adverse effect on any "public market" that may develop in the common stock of the Company. See Part I, Item 1 of this Registration Statement.

Holders.
--------

     The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 81.

Dividends.
----------

     The holders of the Class B Preferred Stock will be entitled to receive, when and as declared by the board of directors out of any funds legally available therefor, cumulative preferential dividends in cash. Except as otherwise provided herein such dividends will be paid at the annual rate of, but not exceeding, $.10 per share, payable quarterly on November 30, February 28, May 31 and August 31 in each year. Such dividends shall accrue on each share from day to day from and after the date of initial issuance of such share whether or not declared, and shall be cumulative so that if any accrued dividends at said rate per share per annum shall not have been paid or declared and set apart for all shares' of Class B preferred Stock at the time outstanding, the deficiency shall be fully paid on or declared and set apart for such shares before the Corporation declares or pays any dividends (except a dividend in shares of the Corporation) on the Class A Preferred Stock or Common Stock of the Corporation. As verified by the Company's Transfer Agent, American Registrar and Transfer, the Company does not have any shares of its Class A or Class B Preferred stock either issued or outstanding.

Item 2.  Legal Proceedings.
---------------------------

     The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

     To date, Jenson Services, Inc. has provided all Company loans totaling approximately $6,000. Management does not believe that the Company will incur an additional $19,000 worth of expenses before entering into a merger or acquisition. If the company does need additional funding, such funding will be sought through an arms length transaction with a banking institution.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
-----------------------------------

     Mantyla, McReynolds & Associates, Certified Public Accountants, were engaged by the Company on June 3, 1996 to provide audited financial statements for the fiscal year ending December 31, 1995. Mantyla, McReynolds & Associates also completed the audited financial statement for the fiscal year ended December 31, 1996. Prior to the engagement of Mantyla , McReynolds & Associates, the Company had no independant auditor for approximately 12 years.

     There were no disagreements between the Company and Mantyla, McReynolds & Associates, whether resolved or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved, would have caused him to make reference to the subject matter of the disagreement in connection with his reports.

     The reports of Mantyla, McReynolds & Associates do not contain any adverse opinion or disclaimer of opinion, and are not qualified or modified as to uncertainty, audit scope or accounting principles.

     During the Company's two most recent calendar years, and since then, Mantyla, McReynolds & Associates has not advised the Company that any of the following exist or are applicable:

     (1) That the internal controls necessary for the Company to develop reliable financial statements do not exist, that information has come to their attention that has led them to no longer be able to rely on management's representations, or that has made them unwilling to be associated with the financial statements prepared by management;

     (2) That the Company needs to expand significantly the scope of its audit, no information has come to their attention that if further investigated may materially impact the fairness or reliability of a previously issued audit report or the underlying financial statements or any other financial presentation, or cause them to be unwilling to rely with the Company's financial statements for the foregoing reasons or any other reason; or

     (3) That they have advised the Company that information has come to their attention that they have concluded materially impacts the fairness or reliability of either a previously issued audit report or the underlying financial statements for the foregoing reasons or any other reason.

     During the Company's  two most recent  calendar  years and since then,  the
Company has not consulted Mantyla, McReynolds & Associates regarding the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements or any other financial presentation whatsoever.


Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

     On April 25, 1995, the Board of Directors resolved to issue 12,500* shares of "unregistered" and "restricted" common voting stock to Jeff D. Jenson, President and Director, Jason Lewis, Vice President and Director and Wendy Moler-Lewis, Secretary, Treasurer and Director, for services rendered to the Comopany. On October 26, 1996, the Company's Board of Directors unanimously voted to issue 400,000* "unregistered" and "restricted" shares of common stock to Jenson Services, Inc., in consideration of $2,577.25 in accounting and other expenses incurred by the Company and settled by Jenson. See Part I, Item 1 of this Registration Statement. *These shares are represented in post-split values.

     Management believes that Jenson Services, Inc. is an "accredited investor" as that term is defined under applicable federal and state securities laws, rules and regulations. Further, the Board of Directors and Jenson Services, Inc., a consultant to the Company, had access to all material information regarding the Company prior to the offer or sale of these securities. The offers and sales of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933 pursuant to
Section 4(2) thereof, and from similar states' securities laws, rules and regulations requiring the offer and sale of securities by available state exemptions from such registration.

Item 5.  Indemnification of Directors and Officers.
----------------------------------------------------------

     Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

     Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

     To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he or she be indemnified "against expenses, including attorneys" fees, actually and reasonably incurred by him in connection with the defense."

     Section 78.751(4) of the NRS limits indemnification under Sections 78.751(1) and 78.751(2) to situations in which either (i) the stockholders; (ii) the majority of a disinterested quorum of directors; or (iii) independent legal counsel determine that indemnification is proper under the circumstances.

     Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

     Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

     Article XI of the Company's Bylaws provides for the mandatory indemnification and reimbursement of any director or executive officer for actions or omissions in such capacity, except for claims or liabilities arising out of his or her own negligence or willful misconduct.

                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements
--------------------

(i)  Audited Financial Statements
     December 31, 1996 and 1995
     --------------------------

     Independent Auditors' Report

     Balance Sheet, December 31, 1996 and 1995

     Statements of Stockholders' Deficit
     for the years ended December 31, 1996
     and 1995

     Statements of Operations for the
     years ended December 31, 1996 and
     1995

     Statements of Cash Flows for the
     years ended December 31, 1996 and
     1995

     Notes to Financial Statements

(ii) Unaudited Financial Statements
      April 30, 1997
     -----------------

     Balance Sheet, April 30, 1997

     Statements of Operations
     for the four months ended April 30, 1997

     Statements of Cash Flows for the
     four  months ended April 30, 1997


                                 PART III

Item 1.  Index to Exhibits.
-------------------------------

     The following exhibits are filed as a part of this Registration Statement:



Exhibit
Number               Description*
------               ------------
 3.1        Articles of Incorporation,
            filed on January 15, 1985*

 3.2        Certificate of Amendment of  Articles of
            Incorporation, filed on September 26, 1985*

 3.3        Bylaws*

 4          Original Offering Circular* (Exhibits to the Original Offering
            Circular are not included but are available upon request)



          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.




                             SIGNATURES

          In accordance with Section 12 of the Securities
Exchange Act of 1934, the Registrant has caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           NATIONAL AIR CORPORATION


Date:  6-16-97                             By /s/Jeff D. Jenson
                                             ------------------------
                                             Jeff D. Jenson, Director
                                             and President



Date:  6-16-97                             By /s/Nick Lovato
                                             ------------------------
                                             Nick Lovato,
                                             Director and Vice
                                             President


Date:  6-16-97                             By /s/Kirsten Lovato
                                             ------------------------
                                             Kirsten Lovato,
                                             Director and
                                             Secretary/Treasurer

                            NATIONAL AIR CORPORATION

                              FINANCIAL STATEMENTS

                                December 31, 1996

                       [WITH INDEPENDENT AUDITORS' REPORT]

                            National Air Corporation


                                TABLE OF CONTENTS


                                                             Page

        Independent Auditors' Report. . . . . . . . . . . . .  1


        Balance Sheet - December 31, 1996 . . . . . . . . . .  2


        Statements of Operations for the
        years ended December 31, 1996 and
        December 31, 1995 . . . . . . . . . . . . . . . . . .  3


        Statements of Stockholders' Deficit for
        the years ended December 31, 1996 and
        December 31, 1995 . . . . . . . . . . . . . . . . . .  4


        Statements of Cash Flows for the
        years ended December 31, 1996 and
        December 31, 1995 . . . . . . . . . . . . . . . . . .  5


        Notes to Financial Statements . . . . . . . . . . . . 6-8




Independent Auditors' Report


The Board of Directors and Shareholders
National Air Corporation:


We have audited the accompanying balance sheet of National Air Corporation as of December 31, 1996, and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 1996 and December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Air Corporation as of December 31, 1996, and the results of their operations and their cash flows for the years ended December 31, 1996 and December 31, 1995 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that National Air Corporation will continue as a going concern. As discussed in note 2 to the financial statements, the Company has accumulated losses from operations, has no assets, and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.



                                          MANTYLA, McREYNOLDS & ASSOCIATES
Salt Lake City, Utah                      By/s/ Mantyla, McReynolds &Associates
February 5, 1997

                            National Air Corporation
                                  Balance Sheet
                                December 31, 1996

                                     ASSETS
                                     ------
Assets                                                                                  $  -0-
                                                                                         ------


                           Total Assets                                                 $  -0-
                                                                                         ======


                      LIABILITIES AND STOCKHOLDERS' DEFICIT
                      -------------------------------------

Current Liabilities

         Payable to Stockholders                                                        $ 2,119
                                                                                        -------
Total Current Liabilities                                                                 2,119
                                                                                          -----
                  Total Liabilities                                                       2,119

Stockholders' Deficit: (Note 4)
         Common stock, $.001 par value;
          authorized 20,000,000 shares; issued
          and outstanding 737,505 shares                                                    738
         Additional paid in capital                                                      57,469
         Accumulated deficit                                                            (60,326)
                                                                                        -------
                  Total Stockholders' Deficit                                            (2,119)
                                                                                         ------
                           Total Liabilities and
                             Stockholders Deficit                                     $    -0-
                                                                                         ======






                 See accompanying notes to financial statements

                            National Air Corporation
                            Statements of Operations
           For the Years Ended December 31, 1996 and December 31, 1995



                                                                            1996           1995
                                                                            ----           ----
Revenue:
         Revenues from operations                                       $    -0-      $     -0-
                                                                           ------        -------

                  Total Revenue                                              -0-            -0-

General and Administrative Expenses                                        4,676            750
                                                                           -----            ---
                  Net Income Before Taxes                                 (4,676)          (750)

                  Income taxes                                               -0-            -0-
                                                                              -              -
                  Net income                                           $  (4,676)     $    (750)
                                                                       =========      =========

Loss per share                                                         $    (.01)     $    (.01)
                                                                       =========      =========


Weighted Average Shares Outstanding                                    4,141,498      6,515,625
                                                                       =========      =========






                See accompanying notes to financial statements

                            National Air Corporation
                       Statements of Stockholders' Deficit
           For the Years Ended December 31, 1996 and December 31, 1995





                                                                       Additional                       Net
                                             Common     Common         Paid in         Accumulated      Stockholders'
                                             Shares      Stock         Capital         Deficit          Deficit
                                             ------      -----         -------         -------          -------
Balance, December 31, 1994                 6,000,000  $   6,000    $    48,900     $   (54,900)     $      -0-

Issued 750,000 shares of common
 stock to Directors for expenses,
 April 25, 1995                              750,000        750                                            750

Net loss for the year ended
 December 31, 1995                                                                        (750)           (750)
                                           ---------     -------        ------         --------           -----
Balance, December 31, 1995                 6,750,000  $   6,750    $    48,900     $   (55,650)     $      -0-

Reverse split (20 for 1 share)
 July 31, 1996                            (6,412,495)    (6,412)         6,412                             -0-

Issued 400,000 shares of common
 stock to stockholder for expenses,
 October 28, 1996                             400,000       400          2,157                           2,557

Net loss for the year ended
 December 31, 1996                                                                      (4,676)         (4,676)
                                              -------    ------         ------          -------         -------
Balance, December 31, 1996                    737,505  $    738    $    57,469     $   (60,326)     $   (2,119)
                                              =======  ========    ===========     ===========      ==========






                 See accompanying notes to financial statements

                            National Air Corporation
                            Statements of Cash Flows
           For the Years Ended December 31, 1996 and December 31, 1995


                                                                   1996            1995
                                                                   ----            ----
Cash Flows Provide by/(Used for)
  Operating Activities:
Net Loss                                                      $  (4,676)     $    (750)
Adjustments to reconcile net income
 to net cash used for operating
 activities:
         Issuance of common stock as
           payment for services rendered
           by stockholder                                         2,557            750

          Expenses paid on behalf
           of company by a
           stockholder                                            2,119            -0-
                                                                 ------         ------
Net Cash Used for Operating
 Activities                                                        -0-             -0-

Net Increase in cash                                               -0-             -0-
                                                                 ------         ------
Beginning Cash                                                     -0-             -0-
                                                                 ------         ------
Ending Cash                                                   $    -0-       $     -0-
                                                                 ======         =======


Supplemental Disclosure of Cash Flow Information
------------------------------------------------

Cash paid during the periods for:
 Interest                                                     $    -0-       $     -0-
                                                                 ======         =======

 Taxes                                                        $    -0-       $     -0-
                                                                 ======         =======



                 See accompanying notes to financial statements

                                   National Air Corporation
                                 Notes to Financial Statements
                                       December 31, 1996


Note 1         Organization and Summary of Significant Accounting Policies

               (a) Organization

               National Air Corporation [Company] incorporated under the laws of the State of Nevada on January 9, 1985. The Company was dormant for several years but was revived March 1, 1996.

               The Company was originally organized to engage in any lawful activity. The Company entered the business of providing air transportation services on a lease and/or charter basis, but was unsuccessful in the endeavor.

               (b) Income Taxes

               Effective April 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], "Accounting for Income Taxes." The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting bases and tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The cumulative effect of this change in accounting for income taxes as of December 31, 1996 is $0 due to the valuation allowance established as described below.

               (c) Net Loss Per Common Share

               Net loss per common share is based on the weighted average number of shares outstanding.

               (d) Statement of Cash Flows

               For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash. The Company has $0 cash at December 31, 1996.

                            NATIONAL AIR CORPORATION
                         Notes to Financial Statements
                               December 31, 1996
                                  [continued]

Note 2         Liquidity

               The Company has accumulated losses through December 31, 1996 amounting to $60,326, has no assets, has no working capital at December 31, 1996, and does not anticipate generating sufficient cash flows from operations to meet the Company's cash requirements. These factors raise substantial doubt about the Company's ability to continue as a going concern.

               Management plans include finding a well-capitalized merger candidate to commence operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3         Income Taxes

               The Company adopted Statement No. 109 as of April 1, 1993. Prior years' financial statements have not been restated to apply the provisions of Statement No. 109. No provision has been made in the financial statements for income taxes because the Company has accumulated substantial losses from operations.

               The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at December 31, 1996 have no impact on the financial position of the Company. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. Because of the lack of taxable earnings history, the Company has established a valuation allowance for all future deductible temporary differences.

                            NATIONAL AIR CORPORATION
                         Notes to Financial Statements
                               December 31, 1996
                                  [continued]

Note 4         Common of Stock

               On April 25, 1995, the Board of Directors authorized the issuance of 250,000 shares of common stock to each of three directors for services rendered, on the basis of one mill ($.001) per share.

               On July 14, 1996, the Board of Directors resolved to effect a 20 for one reverse split of the 6,750,000, then outstanding, securities of the Company, while retaining the present authorized capital and par value, and making appropriate adjustments in the stated capital and additional paid-in-capital accounts. Fractional shares were to be rounded to the nearest whole share. The effective date of the reverse split was the close of business, July 31, 1996.

               On October 26, 1996 the Company issued 400,000 post reverse-split shares of common stock to a shareholder for expenses incurred on behalf of the company.

                             NATIONAL AIR CORORATION
                                 BALANCE SHEETS
                                 April 30, 1997

                                                                        4/30/97
                                                                    ----------------
                                                                      [Unaudited]
ASSETS

      Current Assets                                              $               0

TOTAL ASSETS                                                      $               0
                                                                    ================

LIABILITIES & EQUITY

LIABILITIES

      Current Liabilities
          Loans from stockholders                                 $           3,835
      Total Current Liabilities                                               3,835
                                                                    ----------------
                                                                    ----------------
TOTAL LIABILITIES                                                             3,835

EQUITY
          Common Stock                                                          738
          Paid-in Capital                                                    57,469
          Accumulated Deficit                                               (62,042)
                                                                    ----------------
TOTAL EQUITY                                                                 (3,835)

                                                                    ----------------
TOTAL LIABILITIES & EQUITY                                        $               0
                                                                    ================

                            NATIONAL AIR CORPORATION
                            STATEMENTS OF OPERATIONS
            For the Four-Month Periods Ended April 30, 1997 and 1996

                                                            Four Months          Four Months
                                                               Ended                Ended
                                                              4/30/97              4/30/96
                                                         ------------------   ------------------
                                                            [Unaudited]          [Unaudited]
REVENUE
      Income                                           $                 0  $                 0
                                                         ------------------   ------------------
NET REVENUE                                                              0                    0

OPERATING EXPENSES
      Office Expenses                                                  253                1,475
      Professional Fees                                              1,463                    0
                                                         ------------------   ------------------
TOTAL OPERATING EXPENSES                                             1,716                1,475

                                                         ------------------   ------------------
NET INCOME/(LOSS)                                      $            (1,716) $            (1,475)
                                                         ==================   ==================


NET LOSS PER SHARE                                     $             (0.01)               (0.01)
                                                         ==================   ==================

WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING                                                      737,505            6,412,495
                                                         ==================   ==================

                            NATIONAL AIR CORPORATION
                            STATEMENTS OF CASH FLOWS
            For the Four-Month Periods Ended April 30, 1997 and 1996

                                                                           Four Months              Four Months
                                                                              Ended                    Ended
                                                                             4/30/97                  4/30/96
                                                                        -------------------      ------------------
                                                                           [Unaudited]              [Unaudited]

Cash Flows Used For Operating Activities
-------------------------------------------------------------------
  Net Loss                                                            $        (1,617)        $       (1,475)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Increase/(Decrease) in loans from shareholder                               1,617                  1,475
                                                                        -------------------      ------------------
      Net Cash Used For Operating Activities                                        0                      0

Cash Flows Provided by Financing Activities                                         0                      0
-------------------------------------------------------------------

      Net Increase In Cash                                                          0                      0

      Beginning Cash Balance                                                        0                      0
                                                                        -------------------      ------------------

      Ending Cash Balance                                             $             0         $            0
                                                                        ===================      ==================


                            ARTICLES OF INCORPORATION

                                       OF

                            NATIONAL AIR CORPORATION


         The undersigned, to form a Nevada corporation, CERTIFY THAT:

     I. NAME: The name of the corporation is:

                            NATIONAL AIR CORPORATION

     II. PRINCIPAL OFFICE: The location of the principal office of this corporation within the State of Nevada is 6121 Lakeside Drive, Suite 240, Reno,

Nevada, 89511; this corporation may maintain an office or offices in such other place within or without the State of Nevada as may be from time to time designated by the Board of Directors or by the By-Laws of the corporation; and

this corporation may conduct all corporation business of every kind or nature,

including the holding of any meetings of Directors and Stockholders, within the

State of Nevada, as well as without the State of Nevada.

     III. PURPOSE: The purpose for which this corporation is formed is:

        To engage in any lawful activity.

     IV. AUTHORIZATION OF CAPITAL STOCK: The amount of the total authorized capital stock of the corporation shall be TWENTY THOUSAND DOLLARS ($20,000.00),

consisting of Twenty Million (20,000,000) shares of common stock with a par value of ONE TENTH OF ONE CENT ($0.001) per share.

     V. INCORPORATORS: The name and post office address of the in-corporator signing these Articles of Incorporation are as follows:

                                       10


        NAME                  POST OFFICE ADDRESS

        Suzy Frost            6555 Plumas Street, #117
                              Reno, Nevada 89509

     VI. DIRECTORS: The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased  in such  manner  as shall be  specified  by the  By-Laws  of the corporation; provided, however, the number of directors shall not be reduced to less than one(1).

     The names and post office addresses of the Directors comprising the first Board of Directors are as follows:

        NAME                  POST OFFICE ADDRESS
        Alec S. Hamilton      431 Dowling Blvd.
                              San Leandro, CA  94577

        Gerald D. Hodges      21109 Gary Drive, #307
                              Castro Valley, CA  94546

        Suzy Frost            6555 Plumas Street, #171
                              Reno, Nevada  89509

     VII. STOCK NON-ASSESSABLE:  The capital stock or the holders thereof, after the amount of the  subscription  price has been paid in, shall not be subject to any assessment  whatsoever to pay the debts of the  corporation.

     VIII. TERM OF EXISTENCE: This corporation shall Have perpetual existence.

     IX.  CUMULATIVE VOTING: No cumulative voting shall be permitted in the election of Directors.

     X.   PREEMPTIVE RIGHTS:  Stockholders shall not be entitled to preemptive rights.

                                       9

     THE UNDERSIGNED,  being the incorporator hereinbefore named for the purpose of forming a corporation  pursuant to the General  Corporation Laws of the State of Nevada, does make and file these Articles of Incorporation,  hereby declaring and certifying the facts herein stated are true,  and  accordingly  has hereunto set her hand this By/s/ 3rd day of January, 1985.





                               By/s/ Suzy Frost
                               Suzy Frost




STATE OF NEVADA
                                                     ss.
COUNTY OF WASHOE

        On this By/s/ 3rd day of January, 1985, before me, a Notary PubLic,

personally appeared Suzy Frost who acknowledged she executed the above instrument.


                         By/s/ Glenda Lee Henry
                         Notary Public

                           CERTIFICATE OF AMENDMENT OF
                          ARTICLES OF INCORPORATION OF
                            NATIONAL AIR CORPORATION



     We, Thomas L. Cooper, President, and Jerrie Cooper, Secretary of National Air Corporation, do hereby certify:

     THAT, at a special meeting of the stockholders of said corporation, held in accordance with the requirements of law, at 5553 N.W. 36th Street, Suite D, Miami Springs, Florida 33166, on August 17, 1985, the following amendment to the Articles of Incorporation of said corporation were passed by a majority of the stockholders as more particularly set forth below.


     1. Article IV of the Articles of Incorporation was amended by a vote of 1,656,223 for, -0- opposed and -0- abstain, to read as follows:

     IV. AUTHORIZATION OF CAPITAL STOCK: The amount of the total authorized Capital stock of the Corporation shall be Three Hundred and Seventy Thousand Dollars ($370,000.00) consisting of Twenty Million (20,000,000) shares of common stock with a par value of one tenth of one cent ($0.001) per share; one million (1,000,000) shares of Class A Preferred Stock with a par value of twenty five cents ($0.25) per share each with designations, preferences, limitations and relative rights described below and one million (1,000,000) Class B Preferred Stock with a par value of ten cents ($0.10) per share each with designations, preferences, limitations and relative rights described below. All Shares of common stock have identical rights and privileges in every respect.

     (a) Designation. The Class A Preferred Stock, the Class B Preferred Stock and the Common Stock will be so designated respectively.

     (b) Dividends; Cumulativity. The holders of the Class B Preferred Stock will be entitled to receive, when and as declared by the board of directors out of any funds legally available therefor, cumulative preferential dividends in cash. Except as otherwise provided herein such dividends will be paid at the annual rate of but not exceeding, $.10 per share , payable quarterly on November 30, February 28, May 31 and August 31 in each year. Such dividends shall accrue on each share from day to day from and after the date of initial issuance of such share whether or not declared, and shall be cumulative so that if any accrued dividends at said rate per share per annum shall not have been paid or declared and set apart for all shares of Class B Preferred Stock at the time outstanding, the deficiency shall be fully paid on or declared and set apart for such shares before the Corporation declares or pays any dividend (except a dividend in shares of the Corporation) on the Class A Preferred Stock or Common Stock of the Corporation.

                                       11

     (c) Liquidation Preference. In the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, the holders of the Class A and Class B Preferred Stock will be entitled to receive, after payment or provision for payment of debts, but before any distribution of assets to the holders of Common Stock, at the rate of twenty cents ($.20) per share plus cumulated and unpaid dividends thereon to the date fixed for the liquidation, dissolution or winding up. After such payment has been made in full to the holders of the outstanding Class A and Class B Preferred Stock, or funds necessary for such payment have been set aside in trust for the account of such holders so as to be and continue available therefor, the holders of the Class A and Class B Preferred Stock will be entitled to no further distribution and the remaining assets of the corporation will be divided and distributed among the holders of the Common Stock then outstanding according to their respective shares. If on liquidation, dissolution or winding up, the assets of the corporation so distributable among the holders of the Class A and Class B Preferred Stock are insufficient to permit full payment to them, the entire assets will be distributed ratably among the holders of the Class A and Class B Preferred Stock.

     (d) A capital reorganization of the Common Stock or a consolidation or merger of the Corporation or a sale of all or substantially all of the assets of the Corporation shall be regarded as a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this Section (d); provided, however, that each holder of the Preferred Stock shall have the right to elect the benefits of the provisions of Section (m) thereof in lieu of receiving payment in liquidation, dissolution or winding up of the Corporation pursuant to this Section (d).


     (e) Redemption of Class A Preferred Stock. The Corporation, at the option of the board of directors, upon ten days prior notice to the holders of the Class A Preferred Stock, may redeem all or any part of the Class A Preferred Stock outstanding as of the designated date of redemption (10 days after the date of notice) at a price of $.001 per share.

                                       2


     (f)  Redemption of Class B Preferred Stock.  The
Corporation, at the option of the board of directors, upon each anniversary of the issuance of a share of Class B Preferred Stock may redeem all of the Class B Preferred Stock then outstanding by completing those steps set forth in paragraph (g) hereinbelow. Notice of redemption will be mailed, postage prepaid, to the holders of record of the shares to be redeemed at their addresses then appearing on the books of the Corporation not less than thirty
(30) and not more than fifty (50 days prior to the date fixed to the redemption.

     (g) Provision Price and Provision for Payment thereof. The Preferred Stock shall be redeemable on in whole and not n part upon the Company' s or its wholly owned subsidiaries (Caribbean Express, Inc.) (1) retirement of its line of credit at the designated bank, Miami, Florida in the amount of $200,000 provided through a guaranty and letter of credit from Houston Financial Services Partners (the "Credit Line") and (2) payment in cash of all cumulated and unpaid dividends up to the date fixed for redemption. Notice of Redemption or intent to redeem shall be in writing to HFSP at 1200 Post Oak Blvd., Suite 200, Houston, Texas 77056 which shall be deemed delivered upon receipt by HFSP at such address. Such notice shall be delivered not less than thirty (30) days prior to redemption and shall be accompanied by: (1) a current audited financial Statement for CEI setting forth the amount owing on the Credit Line by CEI as of the time of redemption; (2) a certificate from the president of CEI indicating that repayment of the Credit Line shall be made on or before the time set forth redemption and that such payment shall release any guaranty provided by HFSP; and (3) a certified statement from an officer of the Corporation setting forth dividends accrued but unpaid on the Class B Preferred Stock to be paid upon redemption.

     (h) Status of Redeemed Shares. Shares of Class A and Class B Preferred Stock which are redeemed will be canceled and will be restored to the status of authorized but unissued shares.

     (i) Definition of "Cumulated and Unpaid". "Cumulated and unpaid dividends" on a share of Class B Preferred Stock means $.10 per annum for the period from the date when dividends thereon begin to cumulate which shall begin upon issuance, to the date as of which cumulated and unpaid dividends are being determined, less the dividends previously paid thereon.

                                       3


     (j) Voting if Dividends in Arrears. If at any time the cumulated and unpaid dividends on the Class B Preferred Stock equal or exceed $.05 a share (two quarterly dividends), the holders of fifty-one percent (51%) of the Class B Preferred Stock will have the right immediately to call a special meeting of the shareholders to elect two directors of the Corporation. The voting rights of the holders of Class B Preferred Stock will continue at all meetings of the shareholders for the election of directors held thereafter and before the voting rights terminate. The directors so elected may not be a holder of Class B Preferred Stock or an advisor of affiliate of such holder and must be approved by a majority of the board of directors. A director so elected will hold office until his successor is elected and will qualify, whether or not the voting rights of the holders of the Class B Preferred Stock terminate before then. Such voting rights will terminate only when all cumulated and unpaid dividends on the then outstanding shares of Class B Preferred Stock are paid and the full dividends thereon for the then current quarterly dividend period are paid. Whenever the holders of Class B Preferred Stock have such voting rights, the holders will receive notice of all meetings of shareholders. At a meeting of shareholders at which the holders of Class B Preferred Stock have such voting rights, the holders of Class B Preferred Stock will be entitled to one vote for each share held and to vote as a class. A majority of the outstanding shares of Class B Preferred Stock will be requisite and will constitute a quorum for the election of the director to be elected by the holders of the Class B Preferred Stock. A majority of any other class or classes or shares that are entitled to vote for directors will be required to constitute a quorum for the election of directors by such other class or classes. the election of directors to be elected by the holders of any class or classes of shares at a meeting of the holders of the shares entitled to vote for such directors will be by a majority of the outstanding shares in person or by proxy at such meeting. The directors elected by the holders of Class B Preferred Stock may be removed only by vote of such holders so long as their voting rights have not terminated.

     (k) Other Voting. The holders of the Class A and Class B Preferred Stock will have the right to vote as a class at any shareholders meeting upon the following corporate actions or events:

        (1) an amendment of the Articles of Incorporation which would alter, modify or otherwise effect the rights of the holders of such Class A and/or Class B Preferred Stock;

        (2) a plan of merger or consolidation of the Corporation with another corporation, organization or other entity regardless of whether the Corporation is the surviving entity;

        (3) a resolution to voluntarily dissolve or liquidate the corporation;

        (4) a sale, lease, exchange or other disposition (not including any pledges, mortgage, deed of trust or trust indenture) of all or substantially all of the Corporation's assets, if not made in the ordinary course of its business;

        (5) the creation, incurrence or assumption of any indebtedness by the Corporation or its guarantee or endorsement of or otherwise subjection to a liability other than in the ordinary course of its business;

        (6) The issuance of any shares of Common Stock, or options, warrants or similar rights to acquire such shares to Thomas or Jerrie Cooper.

        (7) An increase in the number of members of the Board of Directors beyond three.

     (1) Conversion Rights. The holders of the Class A and Class B Preferred Stock shall have the following conversion rights:

        (l) General. Subject to and in compliance with the provisions of this Section (1), any shares of the Class A or Class
              B Preferred Stock may, at the option of the holder, be converted at any time or from time to time into fully-paid and nonassessable shares (calculated as to each conversion to the largest whole share) of Common Stock. The number of shares of Common Stock to which a holder of the Class A and Class B Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the Applicable Conversion Rate (determined as provided in Sections 5(b) and 5(c) by the number of shares of the Preferred Stock being converted.

        (2)   Applicable Conversion Rate - Class A Preferred Stock.
              Each Share of Class A Preferred stock shall be convertible into two Shares of the Corporation's Common Stock upon the terms specified in section 5(d) hereinbelow.

        (3)   Applicable Conversion Rate - Class B Preferred Stock
              Each share of Class B Preferred Stock shall be convertible into the following number of shares of the Corporation's Common Stock at the following times:
              during the first period of 365 days from the date of issuance of the Class B Preferred Stock one share of Class B Preferred Stock shall be convertible into one share of Common Stock; during the second period of 365 days from the date of issuance of the Class B Preferred Stock one share of Class B Preferred Stock shall be convertible into
              1.25 shares of Common Stock; during the third period of 365 days from the date of issuance of the Class B Preferred Stock one share of Class B Preferred Stock shall be convertible into 1.50 shares of Common Stock; during the fourth period of 365 days from the date of issuance of the Class B Preferred Stock one share of Class B Preferred Stock shall be convertible into 1.75 shares of Common Stock ; during the fifth period of 365 days from the date of issuance of the Class B Preferred Stock one share of Class B Preferred Stock shall be convertible into
              2.0 shares of Common Stock.

        (4)   Exercise of Conversion Privilege - Class A Preferred Stock.
              To exercise its conversion privilege, a holder of the Class A Preferred Stock shall (1) tender cash or a cashier's check in the amount of $.50 per share of Common Stock to be acquired upon conversion; (2) surrender the certificate or certificates representing the shares being converted to the Corporation at its principal office, and (3) shall give written notice to the Corporation at such office at least ten days prior to such conversion that such holder elects to convert such shares. Such notice shall also state the name or names
              (with address or addresses) in which the certificate or certificates for shares of Common Stock issuable upon such conversion shall be issued. The certificate or certificates for shares of the Class A Preferred Stock surrendered for conversion shall be accompanied by proper assignment thereof to the Corporation or in blank. The date when such written notice is received by the Corporation, together with the certificate or certificates representing the shares of the Class A Preferred Stock being converted. Shall be the

              "Conversion Date". As promptly as practicable after the Conversion Date, the Corporation shall issue and shall deliver to the holder of the shares of the Class A Preferred Stock being converted, or on its written order, such certificate or certificates as it may request for the number of whole shares of Common Stock issuable upon the conversion of such shares of the Class A Preferred Stock in accordance with the provisions of this Section 5. Such conversion shall be deemed to have been effected immediately prior to the close of business on the Conversion Date, and at such time the rights of the holder as holder of the converted shares of the Class A Preferred Stock shall cease and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issued upon such conversion shall be deemed to have become the holder or holders of record of the shares of Common Stock represented thereby.

        (5) Exercise of Conversion Privilege_- Class B Preferred Stock. To exercise its conversion privilege, a holder of the Class B Preferred Stock shall surrender the certificate or certificates representing the shares being converted to the Corporation at its principal office, and shall give written notice to the Corporation at such office at least ten days prior to such conversion that such holder elects to convert such shares. Such notice shall also state the name or names (with address or addresses) in which the certificate or certificates for shares of Common Stock issuable upon such conversion shall be issued. The certificate or certificates for shares of the Class B Preferred Stock surrendered for conversion shall be accompanied by proper assignment thereof to the Corporation or in blank. The date when such written notice is received by the Corporation, together with the certificate or certificates representing the shares of the Class B Preferred Stock being converted, shall be the "Conversion Date". As promptly as practicable after the Conversion date, the Corporation shall issue and shall deliver to the holder of the shares of the Class B Preferred Stock being converted, or on its written order, such certificate or certificates as it may request for the number of whole shares of Common Stock issuable upon the conversion of such shares of the Class B Preferred Stock in accordance with the provisions of this Section 5, cash in the amount of all accrued and unpaid dividends on such shares of the Class B Preferred Stock, whether or not earned or declared, but only to the extent funds are legally available for the payment of such dividends, up to and including the Conversion Date. Such conversion shall be deemed to have been effected immediately prior to the close of business on the Conversion Date, and at such time the rights of the holder as holder of the converted shares of the Class B Preferred Stock shall cease and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares of common Stock represented thereby.common stock represented thereby.

        (6) Cash in Lieu of Fractional Shares. No fractional shares of Common Stock or scrip representing fractional shares shall be issued upon the conversion of shares of the Class A or Class B Preferred Stock. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of the Class A or Class B Preferred Stock, the Corporation shall pay to the holder of the shares of the Class A or Class B Preferred Stock which were converted a cash adjustment in respect of such fractional shares in an amount equal to the same fraction of the market price per share of the Common Stock (as determined in a reasonable manner prescribed by the Board of Directors of the Corporation) at the close of business on the Conversion Date. The determination as to whether any fractional shares are issuable shall be based upon the total number of shares of the Class A or Class B PreferredStockk being converted at any one time by any holder thereof, not upon each share of the Class A or Class B Preferred Stock being converted. As to whether or not any fractional shares are issuable shall be based upon the total number of shares of the Class A or Class B Preferred stock being converted at any one time by any holder thereof, not upon each share of the Class A or Class B Preferred Stock being converted.

              (a) Partial Conversion.  In the event some but not
                  all of the shares of the Class A or Class B
                  Preferred Stock represented by a certificate or certificates surrendered by a holder are converted, the Corporation shall execute and deliver to or on the order of the holder, at the expense of the Corporation, a new certificate representing the number of shares of the Preferred Stock which were not converted.

        (7) Reservation of Common Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Class A and Class B Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Class A and Class B Preferred Stock, and if any at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Class A and Class B Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

     (m) Conversion into Parent Company. If the Corporation enters into an agreement of reorganization with another corporation and thereby becomes a subsidiary of such other corporation, it shall obtain covenants and undertakings from such other corporation that such parent corporation shall, at the election of the holders of the Class B Preferred Stock, issue its Common Stock to the such Class B Preferred Stock holders upon their conversion of the Class B Preferred Stock, or in lieu thereof, issue its Class B Preferred Stock in exchange for the Class B Preferred Stock which shall possess the same rights and preferences as the Class B Preferred Stock including right to vote.

     2. Prior to the adoption of these amendments, there were 2,100,000 shares of the Corporation's one mill ($0.001) par value common voting stock and 2,000,0000 common stock purchase warrants to purchase 2,000,000 one mill ($0.001) par value common voting stock outstanding. At the stockholders' meeting, the stockholders adopted resolutions effecting a
1.25 for 1 forward split of the Corporation's issued and outstanding one mill ($0.001) par value common voting stock and the common stock purchase warrants, (excluding 100,000 shares which were returned to the Corporation's treasury) with the common stock retaining the par value of one mill ($0.001) per share, thereby increasing the stated capital account of the Corporation from $2,100 to $2,500.

        DATED this By/s/ 18 day of By/s/ Aug , 1985.

                      NATIONAL AIR CORPORATION


                      By/s/ Thomas L. Cooper
                           President


                      By/s/ Jerry Cooper
                           Secretary

STATE OF By/s/ FL    ) ss:
County of By/s/ Dade )

        On this By/s/ 18 day of By/s/ Aug, 1985, before me, a Notary Public in and for said County and State, duly commissioned and sworn, personally appeared By/s/ T.L. Cooper known to me to be the President of National Air Corporation, a Nevada corporation, that executed the within instrument as such President, and who acknowledge to me that he executed the same freely and voluntarily and for the uses and purposes therein mentioned.


                      By/s/ Notary Public
                      Notary Public


STATE OF By/s/ Fl    ) ss:
County of By/s/ Dade )

        On this By/s/ 18 day of By/s/ Aug, 1985, before me, a Notary Public in and for said County and State, duly commissioned and sworn, personally appeared By/s/ Jerrie Cooper, known to me to be the Secretary of National
Air Corporation, a Nevada corporation, that executed the within instrument as such Secretary, and who acknowledged to me that she executed the same freely and voluntarily and for the used and purposes therein mentioned.


                      By/s/ Notary Public
                      Notary Public

                                     BY-LAWS
                                       OF
                            NATIONAL AIR CORPORATION



                                    ARTICLE I

                               Name of Corporation

Section 1: This  corporation  shall be known as National  Air  Corporation.

                                   ARTICLE II

                                    Offices

Section 1: The principal office of the corporation will be located at 6121 Lakeside Drive, Suite 240, Reno, Nevada 89511. The corporation may maintain such other offices as the Board of Directors may designate from time to time.

                                  ARTICLE III

                                  Stockholders

Section 1: The annual meeting of the stockholders shall be held in December of each year, at a date and time to be specified by the Board of Directors. Said meeting shall be for the purpose of electing directors for the ensuing year and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated for the annual meeting of the stockholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the stockholders as soon thereafter as possible.

Section 2: Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by Statute, may be called by the President or by the Board of Directors and shall be called by the President at the request of the holders of not less than one-tenth of all the outstanding shares of the corporation entitled to vote at the meeting.

Section 3: The Board of Directors may designate any place within or without the State of Nevada as the site for any annual or special stockholders meeting.
A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the State of Nevada, as the site for any meeting hereinabove authorized. If no designation is made, the place of the meeting shall be the principal office of the corporation in the State of Nevada.

Section 4: Written or printed notice stating the site, date and time of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction and over the signature of the President, or the Secretary, or the officer or person calling the meeting, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

Section 5: For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors of the corporation may provide that the stock transfer books shall be closed for a stated period, not to exceed twenty (20) days. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days and, in case of a meeting of stockholders, not less than fifteen (15) days prior to the date on which the, particular action requiring such determination of stockholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of stockholders entitled to notice of or to vote, or entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof, except where the determination has been made through the closing of the stock transfer books and the stated period of closing has expired.

Section 6: The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of, and the number of shares held by, each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to the inspection of any stockholder during the meeting.

Section 7: A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned Meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 8: At all meetings of stockholders, a stockholder may vote by proxy which shall be executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting. No proxy shall be valid after six (6) months from the date of its execution, unless otherwise provided in the proxy or coupled with an interest.

Section 9: Each outstanding share otherwise entitled to vote shall be entitled to one (1) vote upon each matter submitted to a vote at a meeting of stockholders. A majority vote of those shares present and voting at a duly organized meeting shall suffice to defeat or enact any proposal unless the Statutes of the State of Nevada require a greater-than-majority vote, in which event the higher vote shall be required for the action to constitute the action of the corporation.

Section 10: Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person, or by proxy, without the transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares sold by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so be contained in an appropriate order of the Court by which such receiver was appointed.

A stockholder whose shares are pledged shall be entitled to vote such shares until the shares are transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Shares of its own stock belonging to the corporation or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

Section 11: An action required to be taken at a meeting of the stockholders, or any other action which may be taken at a meeting of the stockholders, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by a majority of the stockholders entitled to vote with respect to the subject matter thereof, unless a greater-than-majority vote would be required at a duly organized meeting, in which event said greater-than-majority stockholder approval must be obtained. Such consent shall be filed with the Minutes of Proceedings.

Section 12: The following order of business shall be observed at all meetings of the stockholders, so far as practicable:

        (a)        Calling the roll;

        (b) Reading, correcting and approving of minutes of previous meeting;

        (c)        Reports of officers;

        (d)        Reports of Committees;

        (e)        Election of Directors,

        (f)        Unfinished business;

        (g)        New business; and

        (h)        Adjournment.



                                   ARTICLE IV

                               Board of Directors

Section 1: The business and affairs of the corporation shall be managed by its Board of Directors.

Section 2: As provided in the Articles of Incorporation, the Board of Directors shall consist of three (3) persons, but may be increased or decreased by resolution of the Board of Directors. The directors shall hold office until the next annual meeting of stockholders and until their successor shall have been elected and qualified. Directors need not be residents of the State of Nevada or stockholders of the corporation.

Section 3: Directors shall be elected at an annual or special stockholders' meeting by secret ballot of those stockholders present and entitled to vote, a plurality of the vote being cast being required to elect. Each stockholder shall be entitled to one (1) vote for each share of stock owned. If there is but one (1) nominee for any office, it shall be in order to move that the Secretary cast the elective ballot to elect the nominee.

Section 4: A regular meeting of the Board of Directors shall be held without notice, other than this By-Law immediately after, and at the same place as, the annual meeting of stockholders. The Board of Directors may provide, by resolution, the day, time and place for the holding of additional regular meetings without other notice than such resolution. The Secretary of the corporation shall serve as Secretary for the Board of Directors and shall issue notices for all meetings as required by the By-Laws; shall keep a record of the minutes of the proceedings of the meetings of directors; and shall perform such other duties as may be properly required of him by the Board of Directors.

Section 5: Special meetings of the Board of Directors may be called by or at the request of the President or any director. The person or persons authorized to call special meetings of the Board of Directors may fix any place, within or without the State of Nevada, as the place for holding any special meeting of the Board of Directors called by them.


Section 6: Notice of any special meeting shall be given at least two (2) days prior thereto by written notice delivered personally or mailed to each director at his business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage prepaid thereon. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of such meeting.

Section 7: A majority of the number of directors fixed according to Section
2 of this Article IV shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice. Once a quorum has been established at a duly organized meeting, the Board of Directors may continue to transact corporate business until adjournment, notwithstanding the withdrawal of enough members to leave less than a quorum.

Section 8: The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless the Statutes of the State of Nevada require a greater-than-majority vote, in which case, such greater vote shall be required for the act to be that of the Board of Directors.

Section 9: Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors shall be filled by election at an annual meeting or at a special meeting of the stockholders called for that purpose.

Section 10: By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 11: A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his Written dissent to such action with the Secretary of the meeting before the adjournment thereof or shall express such dissent by written notice sent by registered mail to the Secretary of the corporation within one (1) day after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 12: Any action required to be taken at a meeting of the Board of Directors, or any other action which may be taken at a meeting of the Board of Directors, may be taken without a meeting if a written consent thereto is signed by all the members of the Board. Such written consent shall be filed with the minutes of proceedings of the Board. Any meeting of the Board of Directors may be held by conference telephone call, with minutes thereof duly prepared and entered into the Minute Book.

                                    ARTICLE V

                                    Officers

Section 1: The officers of the corporation shall be a President, a Vice-President, a Secretary, a Treasurer, and a Resident Agent, each of whom shall be elected by the Board of Directors. Other officers and assistant officers may be authorized and elected or appointed by the Board of Directors. Any two (2) or more offices may be held by the same person.

Section 2: The officers of the corporation shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. Each officer shall serve for a term of one (1) year, or until his successor is chosen and qualified.

Section 3: Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 4: A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by majority vote of the Board of Directors for the unexpired portion of the term of such office.

Section 5: The President shall preside at all meetings of the directors and the stockholders and shall have general charge and control over the affairs of the corporation subject to the Board of Directors. He shall sign or countersign all certificates, contracts and other instruments of the corporation as authorized by the Board of Directors and shall perform such other duties as are incident to his office or are required of him by the Board of Directors.

Section 6: The Vice-President shall exercise the functions of the President, in the President's absence, and shall have such powers and duties as may be assigned to him from time to time by the Board of Directors.

Section 7: The Secretary shall issue notices for all meetings as required by the By-Laws, shall keep a record of the minutes of the proceedings of the meetings of stockholders and directors, shall have charge of the Seal and of the corporate books, and shall make such reports and perform such other duties as are incident to his office, or properly required of him by the Board of Directors.

Section 8: The Treasurer shall have the custody of all monies and securities of the corporation and shall keep regular books of account. He shall disburse the funds of the corporation in payment of the just demands against the corporation, or as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Board of Directors, from time to time as may be required of him, an account of all his transactions as Treasurer and of the financial condition of the corporation. He shall perform all duties incident to his office or which are properly required of him by the Board of Directors.

Section 9: The Resident Agent shall be in charge of the corporation's registered office, upon whom process against the corporation may be served, and shall perform all duties required of him by statute.

Section 10: The salaries of all officers shall be fixed by the Board of Directors, and may be changed from time to time by a majority vote of the Board of Directors.

                                   ARTICLE VI

                             Agreements and Finances

Section 1: The Board of Directors may authorize any officer or officers, agent, or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

Section 2: No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 3: All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such duly authorized officer or officers,

                                        7

or agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 4: All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board of Directors may select.

                                   ARTICLE VII

                              Certificate of Shares

Section 1: Certificates representing shares of the corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the President and by the Secretary. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation.
All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except in case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the corporation as the Board of Directors may prescribe.

Section 2: Transfer of shares of the corporation shall be made only on the stock transfer books of the corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney authorized by power of attorney duly executed and filed with the Secretary of the corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes, unless otherwise notified by such person in writing.

Section 3: In the event a stockholder desires to sell his shares of stock, he must first offer them for sale to all the other stockholders, it being the intention hereof to give them a preference in the purchase of such shares, and any attempted or actual sale in violation of this provision is null and void.

A stockholder desiring to sell his shares shall file notice in writing of such desire with the Secretary of the corporation, who shall, within three
(3) days after receipt of such notice, give written notice thereof to each stockholder. The stockholders shall have an option to purchase such shares at a price equal to the book value thereof and unless the option is exercised by any or all of the other stockholders within thirty (30) days after the Secretary gives written notice thereof, they shall be deemed to have waived their option to purchase and the stockholder desiring to sell his shares to third parties shall be at liberty to do so at any time thereafter. Stockholders may exercise their options only in writing, all as more particularly designated in the written notice to be


                                        8

sent by the Secretary. Failure of any or all the other stockholders to exercise said option in regard to any share or shares, and the subsequent sale or transfer thereof to any other persons, shall not, as to any future sale or transfer of said share or shares, discharge any such share or shares from any of the restrictions herein contained.

                                  ARTICLE VIII

                                   Fiscal Year

Section 1: The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

                                   ARTICLE IX

                                      Seal

Section 1: The corporation may or may not have a corporate seal, as may from time to time be determined by resolution of the Board of Directors.
If a corporate seal is adopted, it shall have inscribed thereon the name of the corporation and the words "Corporate Seal" and "Nevada". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

                                    ARTICLE X

                                   Amendments

Section 1: These By-Laws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

Section 2: The Board of Directors, by a majority vote of the entire Board at any meeting, may amend these By-Laws, including By-Laws adopted by the stockholders.

                                   ARTICLE XI

                    Indemnification of Directors and Officers

Section 1: Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss, including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement, reasonably incurred or suffered by him in connection


                                        9

therewith, pursuant to NRS 78.751. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person.

This indemnification is intended to provide at all times the fullest indemnification permitted by the laws of the State of Nevada and the corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

                            CERTIFICATE OF SECRETARY

        I hereby certify that I am the Secretary of National Air Corporation, and that the foregoing By-Laws, consisting of ten (10) pages, constitutes the Code of National Air Corporation, as duly adopted by the Board of Directors of the Corporation effective this 21st day of January, 1985.

        IN WITNESS WHEREOF, I have hereunto subscribed my name this 21st day of January, 1985.


                                       By/S/ Suzy Frost
                                             Suzy Frost, Secretary

                             NATIONAL AIR CORORATION
                             (A Nevada Corporation)
                                2,000,000 Units
                         Offering Price $0.025 Per Unit



     A maximum of 2,000,000 Units. Offering price $.025 per Unit, each Unit consisting of one share of the Company's common stock par value $.001 per share (the "common stock") and one common share purchase warrant (the "warrants"). Each share purchase Warrant is detachable ten days after completion of this Offering and may be traded separately in the over the counter market on the basis of one Warrant evidencing the right to purchase one share of the Company's Common Stock at a price of $0.15 per share. The Warrants are exercisable for a period of 6 months commencing on the latter of 30 days after the successful completion of this offering or upon the Company's successful registration of the shares underlying the Warrants under the Securities Act of 1933, as amended, and the applicable state securities statutes. The Warrants shall be redeemable by the Company, at a price of $.025 per Warrant redeemed, at any time upon 20 days prior written notice to the Warrant holders. Only those Warrants that remain unexercised on the redemption date, which shall be 20 days after notice of intent to redeem is given by the Company to Warrant holders, will be redeemed

        THE UNITS OFFERED HEREBY INVOLVE A HIGH DEGREE OF FISK TO THE PUBLIC INVESTORS AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE
THEIR ENTIRE INVESTMENT. (SEE "RISK FACTORS" AND "DILUTION". THE COMPANY WAS RECENTLY ORGANIZED AND PRIOR TO THIS OFFERING THERE HAS BEEN NO PUBLIC MARKET FOR THE UNITS, COMMON STOCK OR WARRANTS OF THE COMPANY AND THERE CAN BE NO ASSURANCE THAT A PUBLIC MARKET WILL RESULT FOLLOWING THE SALE OF THE UNITS OFFERED HEREBY OR THAT THE COMMON STOCK, WARRANTS OR UNITS CAN BE SOLD AT OR NEAR THE OFFERING PRICE. THE INITIAL PUBLIC OFFERING PRICE HAS BEEN ARBITRARILY DETERMINED BY THE COMPANY BASED UPON WHAT IT BELIEVES PURCHASERS OF SUCH SPECULATIVE ISSUES WOULD BE WILLING TO PAY FOR THE SECURITIES OF THE COMPANY AND BEARS NO RELATIONSHIP WHATSOEVER TO ASSETS, EARNINGS BOOK VALUE
OR ANY OTHER ESTABLISHED CRITERIA OF VALUE.

     The units are being offered pursuant to an exemption provided by Rule 504 of Regulation D under the Securities Act of 1933, as amended. The Units are registered for sale under the securities laws of the State of Nevada.

     THESE SECURITIES ARE OFFERED ONLY IN THE STATE OF NEVADA.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR THE SECURITIES DIVISION OF ANY STATE NOR HAS THE COMMISSION OR ANY STATE PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING MEMORANDUM. NEITHER THE SECRETARY OF THE STATE OF NEVADA AS ADMINISTRATOR OF THE NEVADA SECURITIES ACT NOR ANY OFFICER OF THE STATE OF NEVADA HAS PASSED UPON THE MERITS OF THESE SECURITIES OR UPON THE ACCURACY OR COMPLETENESS OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 Offering                  Proceeds to the
                 Price                     Company (1)(2)
Per Unit         $.025                     $.025
Total 2,000,000
Units (3)        $50,000                   $50,000


                       (See Footnotes on Following Page)
           The date of this Offering Memorandum is February 19, 1985

     1.  Before   deduction  for  filing,   printing,   legal,   accounting  and
     miscellaneous expenses relating to the Offering to be paid by the Company out of proceeds of this Offering estimated at $7,500.

     2. The Units are being offered by the Company directly to prospective investors without the services of an underwriter. Therefore, the Company is not incurring any underwriting commissions.

     3.  The 2,000,000 Warrants being offered hereby represent part of this
     Unit offering (See "Description of Units".   Each Warrant is non-detachable
     for a period of 10 days after successful completion of this offering. Thereafter, each Warrant becomes detachable and may also be traded separately on the over-the-counter market on the basis of one Warrant evidencing the right to purchase one share of Common Stock (assuming a market exists of which there can be no assurance). The holder of each Warrant is entitled to purchase one share of the Company's Common Stock for the exercise price of $.15 per share for a period of six months commencing on the latter of 30 days after successful completion of this offering or upon the Company's successful registration of the shares underlying the Warrants under the Securities Act of 1933, as amended and applicable states securities statutes. The exercise price of the Warrants as described above is wholly arbitrary and there is no assurance whatsoever that the price of the Company's Common Stock will rise to a level where exercise of the Warrant would be of any value. (See "Description of Units"). Accordingly, the possible maximum proceeds to the Company from exercise of the Warrants may never be received by the Company (in whole or in part) and , therefore, the Warrant portion of the Unit offering may be without any value whatsoever to either the Company or the holders thereof. See "Risk Factors Exercisability of Warrants"

     The Units are offered by the Company subject to prior sale acceptance of the subscriptions by the Company and approval of certain legal matters by counsel to the Company.


     OFFEREES AND SUBSCRIBERS ARE URGED TO READ THIS MEMORANDUM CAREFULLY. All offerees and subscribers will have an opportunity to meet with representatives of the Company to verify any of the information included herein and to obtain additional information regarding the Company. Copies of all documents, contracts, financial statements and other Company records will be made available for inspection at any such meeting or during normal business hours upon request to the Company. Offerees and subscribers will be asked to acknowledge in the Subscription Confirmation Letter that they have read this Memorandum carefully, that they were given the opportunity to obtain additional information and that they did so to their satisfaction.


     No person is authorized to give any information or to make any representation not contained in this Memorandum and if given or Made, such information or representation must not be relied upon as having been authorized. This Memorandum does not constitute an offer to sell or the solicitation of an offer to buy any securities to any person in any jurisdiction where such offer or solicitation would be unlawful . The delivery of this Memorandum at any time does not imply that the information contained herein is correct as of any subsequent to its date .


THE COMPANY HAS THE RIGHT TO ACCEPT OR REJECT SUBSCRIPTIONS IN WHOLE OR IN PART.


THE COMPANY HAS TAKEN NO STEPS TO CREATE AN AFTERMARKET FOR THE UNITS, THE COMMON STOCK OR THE WARRANTS COMPRISING THE UNITS OFFERED HEREBY AND HAS MADE NO ARRANGEMENTS WITH BROKERS OR OTHERS TO TRADE OR MAKE A MARKET IN THE UNITS, THE COMMON STOCK OR WARRANTS COMPRISING THE UNITS. AT SOME TIME IN THE FUTURE, THE COMPANY MAY ATTEMPT TO ARRANGE FOR INTERESTED BROKERS To TRADE OR MAKE A MARKET IN THESE SECURITIES AND To QUOTE THE UNITS, THE COMMON STOCK AND THE WARRANTS COMPRISING THE UNITS OF THE COMPANY IN A PUBLISHED QUOTATION MEDIUM. HOWEVER, NO SUCH ARRANGEMENTS HAVE BEEN COMMENCED AND NO ASSURANCE IS OFFERED THAT ANY BROKERS WILL HAVE SUCH AN INTEREST IN THE UNITS, THE COMMON STOCK OR THE WARRANTS COMPRISING THE UNITS.

                                TABLE OF CONTENTS

                                                                                        Page

MEMORANDUM SUMMARY........................................................................1
        The Company.......................................................................1
        The Offering......................................................................1
        Certain Risk Factors..............................................................2
HOW TO SUBSCRIBE..........................................................................2
SELECTED FINANCIAL INFORMATION............................................................2
THE COMPANY...............................................................................2
RISK FACTORS..............................................................................3
        Contemplated Subsequent Rule 504 Offering ........................................4
        Lack of Final Leases or Charters..................................................4
        Dependent Upon Offering-Insignificant Working
         Capital..........................................................................4
        Likely Need For Additional-Financing..............................................4
        Start-Up Company..................................................................4
        Reliance Upon Officers............................................................5
        Limited Management Experience.....................................................5
        Potential Disaster Liability......................................................5
        Possible Unforeseeable Mechanical Failures........................................5
        Conflicts of Interest.............................................................6
        No Full-Time Employees-Limited Staff For
         Operations.......................................................................6
        Competition.......................................................................6
        Regulations.......................................................................6
        No Market for Securities..........................................................6
        Exercisability of Warrants........................................................7
        Common Stock and Warrants Not Immediately
         Separately Tradeable.............................................................7
        Arbitrary Determination of Offering Price.........................................7
        No Dividends and None Anticipated.................................................7
        Possible Depressive Effect of Future Sales by
         Present Shareholders.............................................................8
        Possible Warrant Redemption.......................................................8
DILUTION..................................................................................8
        Shares Eligible For Future Sale..................................................10
USE OF PROCEEDS..........................................................................10
CAPITALIZATION...........................................................................11
PROPOSED BUSINESS OF THE COMPANY.........................................................11
        General..........................................................................11
        The Aircraft.....................................................................12
        Operation of the Aircraft........................................................12
        Regulation.......................................................................13
        InterWest Leasing................................................................13
        The MU2 Lease Purchase 0ption Agreement..........................................13
        Facilities.......................................................................14
        Employees........................................................................14
        Competition......................................................................14
MANAGEMENT...............................................................................15
        Directors and Executive Officers.................................................15
PRESENT SHAREHOLDERS.....................................................................16
        Contemplated Subsequent Rule 504 Offering. . . . ................................17
        Future Sales by Present Shareholders.............................................17
DESCRIPTION OF UNITS.....................................................................18
        General..........................................................................18
        Units............................................................................18
        Non-Cumulative Voting............................................................18
        Dividends........................................................................19
        Reports..........................................................................19
        Transfer Agent...................................................................19
OFFERING.................................................................................19
        Offering Being Made Directly by the Company......................................19
        Limitation of Offering to State of Nevada . . ...................................20
        Opportunity to Make Inquiries....................................................21
        Procedures for Subscribing.......................................................21
        Restrictions on Transferability of Securities....................................21
EXPERTS..................................................................................21
LEGAL MATTERS............................................................................21
SCHEDULE OF EXHIBITS.....................................................................22



                               MEMORANDUM SUMMARY

     The  following  summary  information  is  qualified  in its entirety by the
detailed   information   and  financial   statements   appearing   elsewhere  in
thiMemorandadu.


THE COMPANY

     National Air Corporation (the "Company"), a newly formed Nevada corporation, located at 6555 Plumas, Suite 171, Reno, Nevada 89509, intends to provide air transport services on a lease and charter basis. At the present time, the Company has entered into a lease purchase agreement, effective upon successful completion of this offering, for the use and possible purchase of a Mitsubishi MU2F turbo prop aircraft and an operating agreement for operation of the aircraft in a lease/charter business. See "Proposed Business of the Company".

THE OFFERING

Securities Offering      Units  each  consisting  of one share of Common  Stock
                         and one  Warrant  to purchase  one  share of Common
                         Stock exercisable for a period of six months commencing on the latter of 30 days after successful completion of this Offering of upon the Company's successful registration of the shares of Common Stock underlying the Warrants under the Securities Act of 1933, as amended, and applicable states statutes. Each Warrant is detachable ten days after successful completion of this offering and will be exercisable at a price of $0.15 per share of Common Stock acquired upon exercise.
                         Each Warrant is redeemable by the Company, at a price of $0.25 per Warrant redeemed, at any time upon 20 days following redemption date, which is 20 days following such notice by the Company, will be redeemed. See "Description of Units" and "Offering".

Offering Price
Per Unit                 $.025

Offering The Units are being offered directly by the Company for a period not to exceed 30 days on an "all-or-none" basis. See "Offering".

Net Proceeds             Approximately $42,500.  See "Use of Proceeds".

Use of Proceeds          To be added to the Company' s general funds and to be
                         used for working capital to meet the Company's current expenses.

Number of Shares
Outstanding              Before the Offering:             100,000 Shares
                         After the Offering:            2,100,000 Shares
                         After Exercise of
                         the Warrants:                  4,100,000 Shares


CERTAIN RISK FACTORS


     An investment in the Units offered hereby involves a high degree of risk. See "Risk Factors".


                                HOW TO SUBSCRIBE


     See "Offering" for information regarding the procedure for purchasing the Units offered hereby and for information as to limitation of the offering within the State of Nevada.


                         SELECTED FINANCIAL INFORMATION

     BALANCE SHEET DATE:                                                        January 23, 1985

        Current Assets                                                               $1,500
        Current Liabilities                                                          $  500
        Total Assets                                                                 $1,500
        Shareholders Equity                                                          $1,000


                                   THE COMPANY


     National Air Corporation, a Nevada corporation was incorporated January 9, 1985 and has been in business for only a short period of time. To date, the Company has principally been engaged in obtaining the use of the Aircraft through a lease purchase option agreement, and in obtaining an operator for the Aircraft through an aircraft operating agreement, both effective upon successful completion of this offering and in preparing this offering material. The Company intends to engage in the business of providing air transport services on both a lease and charter basis. The Company has acquired a lease with purchase option, effective upon successful completion of this offering, on a Mitsubishi MU2F turbo prop aircraft, which it intends to employ in providing air transport services. In addition, the Company has entered into an Aircraft Operating Agreement with InterWest Leasing which will conduct the charter and lease operations for the Company. See "Proposed Business of the Company."

     Alec S. Hamilton, Gerald Hodges and Suzy Frost, the Company's current officers, directors and shareholders may be deemed to be parents and promoters of the Company. See "Management" and "Principal Shareholders".

     The Company maintains its principal executive offices at 6555 Plumas, No. 171, Reno, Nevada 89509 (702) 826-3806.


                                  RISK FACTORS


     Purchase of the Units involves a high degree of risk. In analyzing the offering, prospective investors should carefully consider, among other factors, the following:

1.   Contemplated Subsequent Rule 504 Offering.

     The Company anticipates selling an additional 1,000,000 shares of Common Stock at a price of $.10 per share as soon as possible after successful completion of this offering. Such offering (the "subsequent Rule 504 offering") will be made pursuant to Rule 504 ("Rule 504") of Regulation D of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"). See "DILUTION - Shares eligible for Future Sale" and "PRESENT SHAREHOLDERS -- Contemplated Subsequent Rule 504 Offering, Future Sales by Present Shareholders". there is no assurance that such subsequent offering will be successful or, because the Company intends to reserve the right to sell as few as 500,000 shares in the subsequent Rule 504 Offering, that the Company will sell all 1,000,000 shares to be offered therein, particularly since the Company does not intend to engage an underwriter in connection with such offering. The Company believes that it could possibly operate without the proceeds of the subsequent Rule 504 offering. If, however, the subsequent offering is not successful, the Company is unsuccessful in generating revenues and the Warrants remain unexercised, the Company will be able to operate for only six months.

2.   Lack of Final Leases or Charters.

     Although the Company's management believes that it will be able to eventually generate sufficient leases and/or charters to profitably operate the Aircraft the Company has acquired through the lease purchase option agreement, at present, management is only in negotiation with potential customers and has obtained no legally binding commitments for revenue producing leases or charters of the Aircraft. Consequently, the Company must initially rely solely upon the funds made available through this offering to meet obligations and carry out operations.

3.   Dependent Upon Offering - Insignificant Working Capital.

     The Company presently has only insignificant working capital and its ability to begin its proposed operations and operate as a going concern is wholly contingent upon the successful conclusion of this offering and the receipt of the net proceeds therefrom.

4.   Likely Need For Additional Financing.

     The Company's management believe that the proceeds of this offering will be sufficient to enable the Company to meet its current expenses for the next six months. In addition, the Company's management believes that the proceeds of this offering along with leases and charters of the Aircraft which can be generated over the next six months and funds from the subsequent rule 504 offering (if such offering is undertaken and successfully completed of which there can be no assurance) will provide sufficient funds to operate at a breakeven cash flow in month six of operation or approximately July of 1985. If, however, the Company is unable to successfully generate revenues from leases or charters as planned or encounters unforseen expenses in connection with operation of the Aircraft, it will require additional financing. There can, however, be no assurance that such financing will be available in needed.

5.   Start-Up Company.

     Although the Company's management has had significant experience in the operation of aircraft, the Company was only recently formed and began operations on January 9, 1985. Consequently, the Company has had limited time to develop potential customers which the Company's management and InterWest Leasing may identify.

6.   Reliance Upon Officers.

     The Company is wholly dependent, at present, upon the personal efforts and abilities of its officers and directors , who are all engaged full time in other activities, endeavors and professions and will thus devote extremely limited time to the Company's activities. Accordingly, while the Company will solicit business through its officers and InterWest Leasing, the operator with whom it has contracted, there can be no assurances to the volume of business, if any, which the Company may succeed in obtaining, or that its proposed operations will prove to be profitable . As of the date hereof, the Company has received no commitments from any corporation, individual, firm or business entity regarding any of its proposed operations and there can be no assurance that any such commitments will be forthcoming in the future. The officers and directors will not be paid for services rendered on behalf of the Company except for the reimbursement of any expenses they may incur on behalf of the Company and a monthly fee of $500.00 payable to Suzy Frost, the Company's Secretary for bookkeeping and general administrative services.

7.   Limited Management Experience.

     While the Company's management has had significant experience in operating aircraft, they have not spent significant time operating businesses such as that in which the Company intends to engage. The Company's management has contracted with InterWest Leasing as operator of the Aircraft and intends to hire professional assistance where deemed appropriate to provide services such as legal, accounting and Aircraft maintenance

8.   Potential Disaster Liability.

     Because the Company will be operating an air transport business, it will be exposed to risks associated with potential large claims in the event of accidents. The Company intends to protect against such liability through insurance policies to the fullest extent possible. However, in the event that a claim were to exceed the amount of insurance coverage provided by third party insurers, the Company's capital would be depleted in the settlement

9.   Possible Unforeseeable Mechanical Failures.

     Although the Company intends to follow a scheduled maintenance program in maintaining the Aircraft, there can be no assurance that an unforeseen mechanical failure will not occur.

The Aircraft is not new and, therefore, is not covered by any warranties.
In the Event of a failure of a major component requiring repair the Company's capital may significantly depleted .

10.  Conflicts of Interest.

     Management of the Company may devote time to other companies or projects which may compete, directly or indirectly with the Company. An attempt will be made with regard to any conflicts of interest between the Company and management to resolve such conflicts in favor of the Company.

11.  No Full-Time Employees-Limited Staff For Operations.

     At the present, the Company has no employees. Even upon completion of this offering, the present intention of the Company is to limit its employees to pert- time secretarial and clerical help. The present directors of the Company are engaged in full-time in other activities and endeavors and will thus devote extremely limited time to the activities of thee Company. (See "Management").

12.  Competition.

     The Company's management is familiar with several companies in the general vicinity in which the Company intends to initially operate that are providing substantially identical services to those which the Company intends to provide.

13.  Regulations.

     As an operator of Aircraft for lease or charter, the Company will be subject to a number of federal and state government regulations concerning the maintenance and operation of the Aircraft. Compliance with such regulations may prove expensive and the failure to comply may result in the grounding of the Aircraft, thereby rendering the Company unable to generate revenues from their use.

14.  No Market for Securities.

     There is no present market for the Company's securities. In view of the fact that there is no underwriter involved in this offering and that the Company does not intend to engage an underwriter in connection with the subsequent Rule 504 offering there can be no assurance that such market will develop. In the event a public trading market does not develop, any investment in the Company's Units, Common Stock and/or Warrants will be highly illiquid and without a market value.

15.  Exercisability of Warrants.

     The Warrants will be exercisable for a period of 6 months commencing upon the latter of 30 days after the successful completion of this offering or the Company's registration of the Common Stock underlying the Warrants. The Company will attempt to register the Common Stock underlying the Warrants with the Securities and Exchange Commission and to qualify such Common Stock in all states in which the Units or Warrants are held. If the Company is unable to qualify the Stock underlying the Warrants for sale in particular states, the holders of Warrants in those states will be unable to exercise their Warrants and will have no choice but to either sell, assign or convey such Warrants or to allow them to expire.

16.   Common Stock and Warrants Not Immediately Separately Tradeable.

      The Common Stock and Warrants included in the Units offered hereby will be separately tradeable ten days after the termination of this offering, which termination may be as long as 30 days from the date of this Offering Memorandum.

17.  Arbitrary Determination of Offering Price.

     The offering price of the Units offered hereby was established arbitrarily by the Company so that the Company can raise a net amount of approximately $42,500 in this offering and the present shareholders of the Company will retain approximately 4.8% of the Company's outstanding shares at the conclusion of this offering. (The present shareholders may, however, purchase a portion of the Units offered hereby, which would increase the percentage of the Company's Common Stock owned by such present shareholders at the conclusion of this offering). The offering price bears no relationship to the Company's assets, book value, earnings, net worth or any other criteria of value. The offering price is substantially in excess of the book value of the shares offered hereby. See "dilution".

18.  No Dividends and None Anticipated.

     No dividends have been paid on the shares of the Company. It is anticipated that any income received from operations will be devoted to the Company's future operations and/or to expansion. See "Description of Units-Dividends".

19.  Possible Depressive Effect of Future Sales by Present Shareholders.

     100,000 shares of the Company's Common Stock are held by present shareholders. Under Rule 144 of the Securities and Exchange Commission (the "SEC"), all such shares are expected to be able to be publicly sold or otherwise transferred, subject to the volume restriction, two years from acquisition of such shares. The holders of such 100,000 shares acquired them on January 124, 1985. Further, upon exercise of the Warrants, the shares received by Warrant holders will be freely tradable. The Company plans to sell, in addition to the 2,000,000 Units offered hereby, an additional 1,000,000 shares in the subsequent Rule 504 offering as soon as possible after completion of this offering, though there can be no assurance that saidsubsequent offering will be successful. All such shares will be able to be publicly sold or otherwise transferred subject in certain cases to volume restriction under Rule 144. Any sales of the Company's stock owned by present shareholders after applicable restrictions, if any, expire and any sales of shares sold in this offering and in the subsequent 504 offering (all of which, except for shares purchased by present shareholders, will be immediately resalable) along with the shares underlying the Warrants, upon their exercise, could have a depressive effect on the market price for the shares being offered hereby. (See "DILUTION - Shares eligible for Future Sale" and "PRESENT SHAREHOLDERS - Future Sales by Present Shareholders.")


20.  Possible Warrant Redemption.

     The Company has reserved the right to redeem all or part of the Warrants, at any time, upon 20 days prior written notice to the Warrant holders. The redemption price per Warrant shall be $.025 per Warrant redeemed. The Company will redeem only those Warrants that remain unexercised at the redemption date which is 20 days from the date notice is given to the Warrant holders by the Company of its intent to redeem the Warrants.


                                    DILUTION

     As of January 23, 1985, net tangible book value of the shares of the Company (total assets, excluding intangible assets, $1,000, or approximately $.01 per share (based upon 100,000 shares outstanding).

     Upon completion of this offering, but without taking into account any change in such net tangible book value after completion of this offering, other than that resulting from the sale of the shares offered hereby and services in bringing about the formation of the Company, the net tangible book value of the 2,100,000 shares to be outstanding will be $43,500, or approximately $.021 per share without giving effect to the exercise of the Warrants. Accordingly, the net tangible book value of the shares held by the present shareholders of the Company (i.e., 100,000 shares) will be increased by $.011 per share without any additional investment on their part, and the purchasers of the Units offered hereby will incur immediate dilution (a reduction in net tangible book value per share from the offering price of $.025 per unit) of approximately $.004 per share.

     After completion of this offering, the purchasers of the Units offered hereby will own 95.2% of the total number of shares then outstanding, for which they will have made a cash investment of $50,000 or $.025 per share. the current shareholders of the Company (without taking into account any shares which they may purchase pursuant to this offering) will own approximately 4.8% of the total number of shares then outstanding, for which they have made contributions of cash and property totaling $1,000 or approximately $.01 per share.

     The following table sets forth a comparison of the respective investments of the current shareholders and the public investors. The following material and the material previously discussed does not give effect to the exercise of the Warrants offered hereby:

                                                 Current              Present
                                               Shareholders          Investors

        Price per share                            $.01                 $.025
        Net tangible book value per
         share before Offering                     $.01                 $--0--
        Net tangible book value per
         Share after offering                      $.021                $.021
        Increase to current shareholders
         in net tangible book value per
         share due to offering                     $.011                $--0--
        Dilution per share to present
         investors                                 $--0--               $.004


Shares Eligible for Future Sale

     All of the Company's currently outstanding shares are "restricted securities" that in the future may be sold pursuant to Rule 144 currently provides, in essence, that persons holding restricted securities for a period of two years may each sell every three months in brokerage transactions a number of shares equal to one percent of the aggregate number of the Company's outstanding shares and that after three years persons other than "affiliates" of the Company may sell shares without any volume restriction.

     The 2,000,000 shares of Common Stock being offered hereby are offered pursuant to Rule 504. Under Rule 504 these shares may be sold without regard to compliance with Rule 144, subject in certain cases to volume restriction under Rule 144. the shares of Common Stock underlying the Warrants, upon registration and exercise, and the 1,000,000 shares which the Company hopes to sell in the subsequent Rule 504 offering would also be immediately resalable.


                                   USE OF PROCEEDS


     The Company estimates that the net proceeds form this offering will be approximately $42,500, after deducting the offering expenses payable by the Company. The net proceeds of this offering will be added to the Company's general funds and are intended to be used for working capital. Upon successful completion of the offering, the Company will have the following monthly fixed commitments:

        Monthly Administrative
        Fee *................                  $  500
        Lease Payment
        MU2F**.................                $5,300
        Operators Agreement                    $1,500
                                               ------
                                               $7,300


                              10
*Payable to the Company's Secretary, Suzy Frost.
**$10,600 payable in advance upon successful completion of this offering.


     While the Company currently intends to utilize the proceeds of this offering substantially in the manner set forth above, the Company reserves the right to alter such use if in the judgment of the Board of Directors such changes are advisable.

     Pending utilization of all of the proceeds of this offering, the Company will invest the unused proceeds in short term interest-bearing investments selected by the Company's management.


                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of January 23, 1985 and as adjusted to reflect the sale of the shares offered hereby and the application of the net proceeds therefrom.

                                          Present     As Adjusted
Shareholders equity:
        Common Stock
         20,000,000 shares authorized,
         $.001 par value;
         issued and outstanding           100,000    2,100,000
        Shareholders' equity               $1,000      $43,500



                        PROPOSED BUSINESS OF THE COMPANY


General

     The Company was incorporated on January 9, 1985 to engage in the business of providing air transport services on a lease and charter basis. At present, the Company has entered into a lease purchase option agreement, effective upon successful completion of this offering, to lease and/or acquire a Mitsubishi MU2F turbine propeller aircraft which it will base in Reno, Nevada. In addition, the Company has entered into an aircraft operating


                                     11


agreement with InterWest Leasing, Reno, Nevada, effective upon successful completion of this offering, which will supply the flight crew and operational support for the Company's Aircraft. The Company, to date, has not entered into any revenue generating lease or charter agreements for use of the Aircraft but will upon successful completion of this offering, commence negotiating leases and charter agreements with potential customers.


The Aircraft

     The Company has entered into a lease/purchase option agreement, effective upon successful completion of this offering, for the lease and possible purchase of a used Mitsubishi Model MU2F aircraft serial number 136 manufactured by Mitsubishi Aircraft International, Inc. (the "MU2 Aircraft"). The MU2 Aircraft is powered by twin Garrett TPE331-1-151A turbine propeller engines and is pressurized, thereby allowing it to fly at altitudes of up to 25,000 feet. Exhibit A hereto sets forth specifications of the MU2 Aircraft. The Company's management have selected the MU2 Aircraft for operation by the Company in its proposed business due to the speed at which the MU2 Aircraft is capable of flying and its relatively low fuel consumption. The MU2 Aircraft is capable of flying at speeds of up to 285 miles per hour and on a usual stage length of 500 miles, uses average of 70 gallons of fuel per hour, making it one of the most economical turbine propeller aircraft to operate. the MU2 Aircraft with a single pilot is capable of carrying up to 6 passengers and approximately 300 pounds of baggage. In addition, due to its factory design, the Aircraft has superior capabilities in flying into and out of short airstrips. The Company estimates that it will be able to operate the Aircraft at a cost of $250, per hour including fuel, reserves for avionics, engines and inspections, excluding unforeseen repairs and fixed lease payments for the Aircraft, fixed operating fees, pilot fees, and hangar space. The Company anticipates that it will lease or charter the Aircraft at rates varying from 150% to 200% of the cost of operations.


Operation of The Aircraft

     The Company has entered into an agreement with InterWest Leasing, effective upon successful completion of this offering, which provides in part that InterWest Leasing shall operate the Aircraft for the Company . InterWest Leasing's responsibilities shall include leasing and chartering , piloting and maintaining and repairing the Aircraft through an authorized aircraft mechanic and providing hangar space for storage of the Aircraft. InterWest Leasing shall report all operations information to the Company. In consideration for its services, the Company shall


                                       12


pay InterWest Leasing a monthly fee of $1,500, a pilot fee of $75 per hour of flight time and $25 per hour for standby time up to a maximum of 8 hours standby and 5% of all net operating profits generated from operation of the Aircraft. In addition, the Company will either directly pay for or reimburse InterWest Leasing for any and all fuel and maintenance or repair work performed on the Aircraft. (See "Aircraft Operating Agreement, Exhibit C hereto"). the Company anticipates that approximately $5,000 will be immediately expended in order to perform repair work in the Aircraft to qualify it for operation in the contemplated business of providing air transport.


Regulation

     The Company will be subject to government regulations regarding the maintenance and operation of the Aircraft in its contemplated business. Pursuant to such regulations, the Company will be required to perform routing inspections of the Aircraft at fifty hour intervals. The Company must also assure that only qualified individuals pilot the Aircraft. InterWest Leasing has assured the Company that the Aircraft will be maintained and operated in compliance with applicable government regulations. In the event that the Company is unable to comply with such requirements, it will be unable to operate the Aircraft as planned.


InterWest Leasing

     InterWest Leasing is a subsidiary of Lemmons & Associates, which operates a two person flight department. InterWest Leasing's chief pilot is Mr. Gerald D. Gardener. Mr. Gardener, age 47, has a total of 23,491 flight hours, 3,212 hours under instrument flight rules, 7,000 hours of night flights and 930 hours of flight in Aircraft similar to the Aircraft. Mr. Stephen Vonderheide serves as a [art-time pilot and operations officer and copilot for InterWest Leasing. Mr. Vonderheide, age 38, has a total of 3,839 flight hours, 930 hours under instrument flight rules, 1,100 hours of night flight.


The MU2 Lease Purchase Option Agreement

     The Company has entered into a lease purchase option agreement, effective upon successful completion of this offering, with PSJ International I, an Arizona General Partnership for lease and possible purchase of the MU2 Aircraft. The lease is month to month, cancelable be lessor or lessee upon 30 days 13


                                       13


prior written notice, for a period of 36 months at the rate of $5,300 per month with the first and last months payable in advance. The Company has an option to acquire the Aircraft at any time upon 30 days prior notice to PSJ International I at a price of $175,000. The Company during the term of the lease will be responsible for insuring, maintaining and operating the Aircraft and will provide its own fuel and pilots. In addition, the Company has agreed to indemnify PSJ International I and its partners from and against any and all liabilities that may arise as a result of its use of the Aircraft.


Facilities

     The Company will be provided hangars and office facilities for its operation of the Aircraft by InterWest Leasing which includes space in the Jet West hangar with an adjoining 300 square foot office located at Cannon International Airport, Reno, Nevada.

     Suzy Frost, the Company's secretary will provide the Company with an office, rent free, until such time as management determines additional space is required.


Employees

     The Company will not employ any full time personnel. All leasing and operating services will be provided by InterWest Leasing. All reports of operations will be provided to Suzy Frost, the Company's Secretary, who will report the results of operations to the Company's other officers.


Competition

     The Company is aware of a total of three companies located in the Reno, Nevada area conducting businesses similar to that which the Company intends to conduct. Due to more rigorous maintenance and operating requirements imposed by regulations, only a limited number of the total number of aircraft located in Reno are available for such services. Nevertheless, because the Company has not commenced operations, there can be no assurance that customers will be identified and time sold on the Aircraft. The Company will encounter competition fro both local lease charter operation sand operations located within nearby areas including major cities in California. In many cases, the Company will be competing with national organizations possessing far greater resources than the Company's resources. There can be no assurance that the Company will be able to maintain profitable


                                     14


lease or charter rates in light of such potential competition.


                                  MANAGEMENT


Directors and Executive Officers

     The names, ages and respective position of the current directors and executive officers of the Company are:

     Name                           Age               Position

     Alec S. Hamilton               35                Chairman of the Board
                                                      of Directors, President

     Gearld Hodges                  47                Director,
                                                      Vice President

     Suzy Frost                     48                Director, Secretary,
                                                      Treasurer

Alec S. Hamilton, Chairman and President

     Mr. Hamilton, age 35, is a professional pilot employed by AirCal, Inc. (the Company is in no way connected with AirCal, Inc.). Mr. Hamilton has been involved in various aspects of both national and international aviation including: piloting, flight department operations, sales, leasing, chartering and maintenance since 1965. Mr. Hamilton holds an FAA ATR flight certificate and ratings in single and multiengine land and sea fixed wing aircraft including various transport category aircraft. Mr. Hamilton has been directly involved, over his years of experience in the start up of air taxi, flight training and commercial transport operations.


Geared Hedges, Director and Vice President

     Mr. Hedges, age 47, is a professional pilot and is presently employed as an aviation consultant. Mr. Hedges has been involved in various aspects of both national and international aviation including: piloting, flight department operations, sales, leasing, chartering and maintenance since 1960. Mr. Hedges holds an FAA AT flight certificate and is rated in single and multiengine land fixed wing aircraft including various transport category aircraft.


Suzy Frost, Director, Secretary and Treasurer

                                         15


     Ms. Frost, age 48, has been employed for the past 9 years as Secretary and Treasurer of Lucky Chance Mining Company, Inc. of Reno, Nevada, a public company engaged in the development of gold mining properties.


Remuneration of Directors and Officers

     Suzy Frost, the Company's Secretary and Treasurer, will serve as a part time employee of the Company and will be compensated $500 per month. In addition, all directors and officers will be compensated for all reasonable expenses they may incur in conducting the Company's business affairs including travel and lodging.


                               PRESENT SHAREHOLDERS

     The following table sets forth as of the date of this Offering Memorandum, the number of shares owned beneficially by each of the Company's officers and directors, individually and as a group, and the present owners of %5 or more of the Company's Common Stock. The table also reflects what such ownership will be assuming completion of the present offering by the Company of 2,000,000 Units without giving effect to the exercise of the Warrants.

                                                   Percent of
        Name and Address              Number       Common Stock           Percent of
        of Beneficial                   of         Before                 Common
            Owner                     Shares       Offering               Stock After
                                                   Offering*

        Alec S. Hamilton              33,333             33%                     1.6%
        431 Dowling Blvd.
        San Leandro, CA 94577

        Geared Hedges                 33,333             33%                     1.6%
        21109 Gary Drive, #307
        Castro Village, CA 94546


        Suzy Frost                    33,334             33%                     4.8%
        6555 Plumas, #171
        Reno, Nevada 89509

        Al1 0fficers and
        Directors as a Group         100,000            100%                     4.8%

*Assumes that none of the present shareholders purchase any Units

                                         16


in the present offering. In the event that any of the present shareholders purchase Units in this offering, their percentage will increase accordingly.


Contemplated Subsequent Rule 504 Offering

     The Company anticipates selling an additional 1,000,000 shares of Common Stock at a price of $. 10 per share as soon as possible after completion of this offering. Such offering ("the subsequent Rule 504 offering") will be made pursuant to Rule 504. There is no assurance that said subsequent offering will be successful or, because the Company intends to reserve the right to sell as few as 500,000 shares therein, that all of the shares offered therein will be sold . If such offering is not successful, the Company's ability to grow beyond its current operations would be seriously impaired, unless it was able to secure alternative financing, the availability of which cannot be assured.


Future Sales by Present Shareholders

     The aggregate of 100,000 shares of Common Stock originally issued to the present Shareholders are "restricted stock" within the meaning of Rule 144 ("Rule 144") of the Rules and Regulations of the SEC under the Act. Under Rule 144, such shares can be publicly sold, subject to volume restrictions and to certain restrictions on the manner of sale, commencing two years after their acquisition. The 2,000,000 shares offered hereby are not restricted stock under Rule 144 and can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale pertaining to such parties as "affiliates" of the Company within the meaning of Rule 144. The balance of the shares to be sold in this offering as well as the 1,000,000 shares which the Company anticipates selling the subsequent Rule 504 offering, may be immediately publicly resold by the holders thereof pursuant to applicable provisions of Rule 504. In addition shares underlying the Warrants, upon registration and exercise will be sellable. Sales of the shares which will be immediately resalable and Sales of other shares after applicable restrictions expire could have a depressive effect on the market for the shares offered hereby.

                                      17


                             DESCRIPTION OF UNITS


General

     The authorized capital stock of the Company consists of 20,000,000 shares of common stock, par value $.001 per share. The holders of common stock (i) have equal ratable rights to dividends from funds 1egally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share, on all matters which stockholders may vote on at all meetings of shareholders. All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this offering when issued will be fully paid for and non-assessable.


Units

     Each Unit consists of one share of the Company's Common Stock, par value $.001 per share and one Common Stock Purchase Warrant. Each Common Stock Purchase Warrant is detachable ten days after the successful completion of this offering and may be traded separately in the over-the-counter market on the basis of one Warrant evidencing the right to purchase one share of Common Stock Each Warrant entitles the holder to purchase one share of Common Stock (par value $.001) at the price of $.15 for a period of six months, commencing on the latter of 30 days after successful completion of this offering or upon the Company's successful completion of a registration of the common stock underlying the Warrants under the Securities Act of 1933, as amended and applicable state securities statutes.

     All or part of the Warrants are redeemable by the Company, at a price of $.025 per warrant redeemed upon 20 days prior written notice by the Company to the Warrant Holders. Only those Warrants that are unexercised as of the redemption date, which shall be 20 days from the date the Company provides such notice of redemption, shall be redeemed by the Company.


Non-Cumulative Voting

     The holders of shares of common stock of the Company do not have cumulative voting rights which means that the holders of


                                    18

more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. After the present offering is completed, the public shareholders will own 95.2% of the outstanding shares, (See "Present Shareholders").


Dividends

     The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not paid or declared any dividends due to its present financial status and due to its contemplated financial requirements, does not contemplate of anticipate paying any dividends upon its common stock in the foreseeable future. (See "Risk Factors - No Dividends and None Anticipated").


Reports

        The Company will furnish to shareholders annual reports certified by its independent accountants and may furnish unaudited quarterly reports.


Transfer Agent

     The Company has appointed American Registrar and Transfer Co., P.O. Box 1798, Salt Lake City, Utah 84110, (801) 363-9065 as the transfer agent for its Common Stock and Warrants.


                                    OFFERING


Offering Being Made Directly by the Company

     The Company is offering the Units directly to prospective investors without availing itself of the services of an underwriter. the Company presently intends to offer the Units at a single meeting (the "Meeting") of prospective investors to be held within the State of Nevada. At that meeting this Offering Memorandum will be presented to the prospective investors; the prospective investors will have the opportunity to met with representatives of the Company, to verify any of the information included herein and to obtain additional information regarding the Company; and the prospective investors will be asked to

                                      19


decide as to whether or not they wish to make an investment in the Units, and if so, to pay for the Units at such meeting.

     If all of the Units offered hereby are not subscribed for and paid for at such meeting, the Company does not intend to accept any subscriptions for any of the Units.

     The Units are offered by the Company subject to prior sale and subject to approval of certain legal matters by counsel. the Company reserves the right to reject any order in whole or in part.

     Prior to this offering there has been no market for the Company's Warrants or Common Stock. Consequently, the offering price has been determined arbitrarily by the Company and should not be considered an indication of the actual value of the Company's shares. No assurance can be given that any public market for the Company's Units, Warrants or Common Stock will develop, particularly inasmuch as the Company is not using services of an underwriter in connection with this offering and does not intend to use the services of an underwriter in connection with the subsequent rule 504 offering.


Limitation of Offering to State of Nevada

     The Units offered hereby are being registered for sale in the State of Nevada. Sales of such Units in such state may not be made until registration has been completed. Investment in such Units will be limited to persons who are bona fide residents of Nevada (that is, persons who are domiciled (have their principal residence in Nevada) or to persons all of whose dealings with respect to this offering have taken place with Nevada (that is, persons who (except for having been invited to the meeting) have received this Offering Memorandum and all other verbal or written information as to the substance of the offering only within Nevada; who have had all discussions, whether by telephone or verbally, with respect to the substance of this offering only within such state; all of whose correspondence relating to the substance of this offering has taken place solely within such state; and who have paid for the Units and received delivery thereof solely within such state). Each investor will be required to represent in the Subscription confirmation Letter that he is a resident of Nevada or that all of his dealings with respect to this offering have so taken place solely within such state and that he is not purchasing the Units for the account of, or for the beneficial interest of, or with the intent to transfer


                                   20

to, any person not named therein.


Opportunity to Make Inquiries

     The Company will make available to each offeree prior to any sale of Units the opportunity to ask questions and receive answers from the Company concerning any aspect of the investment and to obtain any additional information necessary to verify the accuracy of the information contained in this Memorandum to the extent that the Company possesses such information or can acquire it without unreasonable effort or expense.


Procedures for Subscribing

     Each investor purchasing any of the Units offered hereby will be required to execute a Subscription confirmation Letter, which, among other provisions, will contain representations as to the investor's qualifications to purchase the Units and his ability to evaluate and bear the risk of an investment in the ability to evaluate and bear the risk of an investment in the Company, and will contain an acknowledgment of the receipt of the opportunity to make inquiries and obtain additional information.


Restrictions on Transferability of Securities

     The Units offered hereby have been registered in the State of Nevada but have not been registered under the Securities Act of 1933, as amended or the laws of any other state or jurisdiction. Resales of the Units, Warrants or shares of Common Stock in any state other than Nevada may be subject to restrictions imposed by such states.


                                   EXPERTS


     The balance sheet of the Company, as of January 23, 1985, included in this Memorandum, has been examined by Roger E. Hildahl, 350 South Center, Suite 590, Reno, Nevada 89501 (702) 786-3360, independent certified public accountants, whose report thereon appears elsewhere herein, and is included in reliance upon such report and upon the authority of such firm as experts in auditing and accounting.


                                 LEGAL MATTERS


     The legality of the Units offered hereby will be passed upon

                                      21



for the law firm of Haase, Harris & Morrison, 6121 Lakeside Drive, Suite 240, Reno, Nevada 89570-0250 (702) 825-4300.

                              SCHEDULE OF EXHIBITS

Exhibit*                           Description

     A                             Specifications of MU2 Aircraft
     B                             MU2-Lease Purchase Option Agreement
     C                             Aircraft Operating Agreement
     D                             Company Audited Financial Statement
                                   Dated January 23, 1985


     *These Exhibits have not been included in this Registration Statement, but are available upon request.

                                       22